Form 10-K, Exhibit 13
period 1996-03-31
SOFTWARE SPECTRUM INC
filed 1996-07-01
CIK 875173

                                                                      EXHIBIT 13

[SOFTWARE SPECTRUM LOGO]



                                   [PICTURE]


                                      FPO




                                                              Annual Report 1996

TABLE OF CONTENTS

Financial Highlights  . . . . . . . . . . . . . . . . . . . . . . . . 1

Letter to Our Shareholders  . . . . . . . . . . . . . . . . . . . . . 2

Operations Review . . . . . . . . . . . . . . . . . . . . . . . . . . 4

Questions and Answers . . . . . . . . . . . . . . . . . . . . . . .  14

Selected Consolidated Financial Data  . . . . . . . . . . . . . . .  17

Management's Discussion and Analysis
 of Financial Condition and Results of Operations   . . . . . . . .  18

Audited Financial Statements  . . . . . . . . . . . . . . . . . . .  22

Report of Independent Certified Public Accountants  . . . . . . . .  30

Quarterly Financial Data and Market Information . . . . . . . . . .  31

Corporate Directory . . . . . . . . . . . . . . . . . inside back cover



[SOFTWARE SPECTRUM LOGO]

CORPORATE PROFILE

     Software Spectrum is a leading worldwide supplier of microcomputer software and technology services to organizations. Focused on delivering the future of desktop technology, Software Spectrum is committed to providing superior customer service while maintaining a cost-efficient operating structure. The Company provides customers with a wide variety of business software products, volume software licensing services and technology support, and assists them in the implementation, deployment, and ongoing support of their personal computing strategies. Software Spectrum, with headquarters in Garland, Texas, has sales locations, operations centers and technology services offices in North America, Europe, and Asia/Pacific.


FINANCIAL HIGHLIGHTS

For the years ended March 31,
(In thousands, except per share amounts)

                             1996        1995        1994        1993       1992
                          ---------   ---------   ---------   ---------   ---------
STATEMENT OF INCOME DATA

Net sales                 $ 398,501   $ 352,141   $ 283,063   $ 219,471   $ 158,905

Net income                    7,366       8,788       7,004       6,282       3,817

Earnings per share             1.73        2.08        1.66        1.70        1.28

BALANCE SHEET DATA

Working capital           $  60,920   $  58,407   $  50,619   $  46,712   $  20,316

Total assets                150,180     124,698      94,255      69,387      36,404

Shareholders' equity         73,363      65,834      57,041      49,801      22,935


                                                          EARNINGS
          NET SALES               NET INCOME              PER SHARE
        (In Millions)            (In Millions)           (In Dollars)

           [GRAPH]                  [GRAPH]                [GRAPH]

[PICTURE]

   FPO

TO OUR
     SHAREHOLDERS

     Software Spectrum has entered a new era in our Company's history-- an era of expanded services and global growth. Several factors have contributed to this new level of achievement. First, Software Spectrum has made two very strategic acquisitions: the corporate, government and education division of Egghead, Inc., and Essentially Group, a technology services company in Asia/Pacific. Second, we have kept our singular focus--to provide personal computer software and technology services to organizations worldwide within a cost-effective operating structure. Finally, we have continued to benefit from both the talent and expertise of our people and substantial resources that have kept Software Spectrum's business sound and profitable.

     Software Spectrum enters this new era of global expansion and services growth with the same strong commitment to our customers that has been the foundation upon which the Company has been built. It is this unsurpassed dedication to our customers that has allowed us to achieve years of consistent performance, and to become a leading worldwide provider of PC software and technology services to organizations.

     For the year ended March 31, 1996, we achieved a 13% increase in sales to $398,501,000 as compared to 1995. Earnings per share were $1.73 for 1996.

     As in recent years, we saw revenue growth in all three components of our business: sales to large organizations; telesales to mid-sized and small customers; and in our Technology Services Group. Our continued investment in the expansion of our Technology Services Group and global presence was reflected in our decreased profitability for fiscal 1996.

     Software Spectrum has broadened its business to include technology services in order to diversify its offerings. That strategy has proven successful and we have continued to capitalize on it by rapidly growing our Technology Services Group locations this year. We began fiscal 1996 with four technology services offices, all located in the United States. Today we have 20 offices in North America, Europe and Asia/Pacific.

     Customers' additional service needs are the logical progression of our business, and they result from increasingly complex computing technologies which demand that large organizations better manage their desktop assets and their related lifecycle costs. Our services focus enables us to provide better support and develop more strategic relationships with existing customers, and assists us in attracting new customers. One way in which Software Spectrum has added to the value of our services is by integrating our licensing capabilities with our technology expertise when providing our enterprise software management services.

     As a result of our European expansion and our recent acquisitions, Software Spectrum is now able to service major markets and multinational organizations around the globe. The acquisition of Essentially Group completes our global operations center strategy by providing an operations center in the Asia/Pacific region. Together with our existing North American and European operations centers, we can now provide seamless, "follow the sun" service. Customers have access to any one of the Company's operations centers for information about their licensing contracts, to place an order for product, or to receive technical support anywhere in the world.

     Software Spectrum has always invested in new technology and uses its position within the industry to bring customers the most up-to-date electronic commerce products and electronic software distribution (ESD) services. We understand how effective ESD can be as an alternative delivery method, both in terms of delivering product within an organization, as well as delivering product to customers via electronic links such as the Internet. The future will see increases in both electronic commerce and electronic distribution of software applications.

     When it comes to our own, in-house technology, this year we developed and deployed SOLO 95, Software Spectrum's custom, client/server-based system that provides intelligent handling of volume licensing and maintenance (VLM) contracts and transactions. SOLO 95 displays critical customer-specific VLM contract information by interfacing with our Contract Management Database
(CMD). Our customers continually benefit from the automated exchange of information between their CMD data and daily account activity on their VLM agreements.

     Also, we are pleased to announce new executive officer appointments. Keith Coogan has been promoted to Executive Vice President and Chief Operating Officer, a new position at Software Spectrum. Lisa Stewart, a talented, long-term employee, was promoted to the newly created position of Vice President of Customer Operations. We are pleased to promote two such qualified individuals and welcome Lisa to our executive officer team.

     In the coming year, Software Spectrum's opportunities are significant. We have a larger customer base in which to sell licensing and technology services. Our investment in technology services will enable us to provide additional, higher margin services. We will be able to expand our Asia/Pacific presence, as well as serve multinational organizations seamlessly around the globe with worldwide licensing and technology support--a benefit no competitor can deliver as effectively.

     I am pleased with both our success and our new stature within the industry, and the Company remains committed to creating increased value for its customers, shareholders and employees. We have significant challenges ahead as we enter this new era of growth and worldwide technology services. But we enter this era, and this world marketplace, with a great deal of excitement and confidence about the future.

/s/ JUDY O. SIMS

Judy O. Sims

Chief Executive Officer and President

                                   [PICTURE]

                                      FPO

                                                               SOFTWARE SPECTRUM
                                                                BEGINS A NEW ERA

LEADERS IN DESKTOP TECHNOLOGY

     Software Spectrum has accomplished a number of significant service and global expansion goals that will have long term effects on the Company. These achievements have made Software Spectrum the world's largest PC software reseller to organizations: an accomplishment that demands a continued commitment to meeting the needs of a much larger customer base.

     Software Spectrum has maintained a singular focus--desktop technology--whether selling product, offering volume licensing contracts or providing technology services on advanced products. The Company's strength is in the range of services supplied, such as providing on-site consultants for large corporations, training and support on complex technologies, strategic planning for corporate IS departments, worldwide volume licensing contract consulting and reporting, or determining price and availability of hard-to-find software programs. This distinguishes the Company from those competitors that dilute their focus by marketing software as a sideline to their primary business. Software Spectrum sells, deploys, maintains, and supports desktop technology--the mainstay of today's business computing environments.

     To help organizations achieve maximum returns on their desktop technology investments, the Company has established Technology Services Group (TSG) offices around the world. Today we have 20 offices on three continents and our future plans are to continue to expand our TSG presence geographically.

     Through the acquisition of Essentially Group, Software Spectrum has been able to complete its global operations center strategy by securing operations in Asia/Pacific to supplement those previously established in North America and Europe. Worldwide access provides multinational organizations, as well as local businesses and government entities, the opportunity to draw from the Company's service expertise.

     As the Company increased its reach through new office locations, Software Spectrum also added the Internet to its list of convenient customer purchasing options. Users can browse through the online catalog, look up product offerings, place orders, take advantage of promotions and request additional information.

     The Company promotes electronic software distribution (ESD) methods, selling and supporting software management products that facilitate electronic distribution and management of client/server software within the enterprise.
In the future, the Company anticipates ESD will also be implemented widely as a means to distribute software via the Internet and other media.

     Maintaining a cost-efficient operating structure is essential to continued success. The Company continues to strive for greater efficiencies. For example, the Company recently consolidated its United States distribution facilities into Louisville, Kentucky. By centralizing fulfillment, costs are kept down, efficiencies in shipping deadlines are gained, and the Company is able to provide improved service to its customers from this single location.

     The Company owes its solid growth, consistent profitability, and global services strategies to a stable management team and exceptional employees. With the depth and breadth of its talented people, Software Spectrum always keeps an eye to the future, anticipates customer needs and positions itself to be an able leader in the industry.


                                   [PICTURE]


                                      FPO
                    Software Spectrum has a singular focus--
                     to sell, deploy, maintain and support
                              desktop technology.

                                   [PICTURE]


                           SOFTWARE SPECTRUM
                                TECHNOLOGY SERVICES GROUP

THE VALUE EQUATION

     Software Spectrum believes our future lies in providing services that help large organizations successfully deploy their PC computing strategies around the world. The Company is committed to offering services and products that improve customer business processes and maximize the return on their technology investments.

     Software Spectrum is an undisputed industry leader when it comes to certification by major software publishers of advanced applications. The diversified technical certifications of our people allow our customers to receive comprehensive product support and training. And the Company continues to add training sites to bring these services closer to customers.

     Over the years, Software Spectrum has made a significant investment in technology and services to adapt to the changing needs of customers. In 1991, the fee-based technology services business was established to provide customers with assistance in the implementation, deployment and ongoing support of their personal computing strategies. Technology services, offered through the Technology Services Group (TSG) fall within three categories: consulting, training and support.

     Today, Software Spectrum focuses on five key technologies: advanced networking infrastructure, enterprise messaging and groupware, client/server application development, enterprise software management services, and Internet services. These technologies address customers' needs for providing their employees access to information stored at sites throughout their organizations around the globe; to enable their employees at different locations to communicate with each other in a cost-efficient manner; to provide more flexible access to mission-critical information; and to provide strategies for controlling the spiraling costs of supporting distributed computing.

     Software Spectrum provides additional value to organizations by concentrating on developing applications that improve the most critical business processes. This brings organizations early, consistent returns on their technology investments.

     Software Spectrum launched a significant geographic expansion of TSG in fiscal 1996. Today, TSG has offices in more than 20 major markets in North America, Europe, and Asia/Pacific. The Company plans to continue to expand its locations in the future.

     In addition to consulting and technical expertise, the Company offers education and technical training opportunities for information technology professionals in all the technologies supported. A broad portfolio of courses is offered that can be tailored to meet any organization's needs, and courses are held at the customers' offices or at Software Spectrum locations.

     SmartLine is Software Spectrum's telephone support service. It is available for a number of focus technologies, including client/server applications or network operating systems. Software Spectrum contracts with major organizations and publishers to augment or replace their end-user telephone support for individual products or entire product lines.

     Software Spectrum is delivering solutions to customers today that will form the foundation of their businesses for years to come. By focusing on this specific set of technologies, the Company is able to develop the resources necessary to support consistent, high-quality global solutions.

                                   [PICTURE]

              Software Spectrum is committed to providing services that help organizations maximize the return on their technology investments.

                                   [PICTURE]

                                      FPO

                          SEAMLESSLY SERVING CUSTOMERS
                                   WORLDWIDE

"FOLLOW THE SUN" STRATEGY

     Software Spectrum now has offices on four continents, with the ability to provide the same exceptional service in numerous languages across a diverse group of cultures.

     Rather than build a corporation that is a loose consortium of companies or a multi-company alliance across borders as many of our competitors have done, Software Spectrum chose to adopt a single global strategy. Wherever a customer is located in the world, they can reach an operations center that shares the same commitment to service and the same customer information. Multinational companies are supplied with a seamless interface to Software Spectrum, and the Company can leverage its buying power around the world.

     Software Spectrum began its global expansion by opening a Canadian office in Toronto in 1993, and continued in 1994 by establishing a European headquarters in The Hague and an operations center in Dublin. The Company augmented European operations by establishing a Technology Services Group office in London in 1996. Today, Software Spectrum does business in over 40 countries around the world, provides support services in 15 languages, and invoices customers in many local currencies.

     The Company's recent acquisition of the assets of Egghead's corporate, government and education (CGE) division, one of its largest competitors, was a strategic move to increase Software Spectrum's market presence and provide the opportunity to realize operating efficiencies of a larger organization. This significant event in the Company's recent history effectively doubles Software Spectrum's market presence, increases its critical mass to deal with suppliers and customers, and expands the opportunities to market technology services and volume licensing services to its larger customer base.

     The Company's acquisition of Essentially Group, Ltd., a leading information technology company in Australia and New Zealand, significantly extends Software Spectrum's global expansion by providing an immediate presence in the Asia/Pacific region. Essentially Group's established customer base, qualified management team, strong services capabilities, and large account penetration provide Software Spectrum a solid foundation upon which to launch further expansion throughout the Asia/Pacific region.

     The Essentially Group acquisition completes the Company's "follow the sun" strategy, providing operations centers around the globe--in North America, Europe and Asia/Pacific. With this expansion, Software Spectrum will be able to service multinational companies with local offices and assist them in implementing corporate-wide computing strategies around the world.

     Software Spectrum prepared to enter the world market by developing extensive expertise in volume licensing and maintenance (VLM) agreements and by investing in systems that provide accurate information for consolidated reporting. This year, Software Spectrum developed SOLO 95, a custom, client/server-based system, which keeps accurate, up-to-date records on customers' purchases worldwide, helps customers comply with the terms of their volume licensing agreements and provides them with an accurate reporting mechanism. Using individualized data in SOLO 95 in conjunction with the Company's contract management database, Software Spectrum can guide a customer to the best purchasing options for their company and properly administer their licensing agreements.

     Software Spectrum's licensing consultants are Software Publishers Association (SPA) certified software managers, fully equipped to provide customers with expert decision support and customer activity analysis. With its volume licensing services, the Company is well positioned to provide multinational organizations with exceptional VLM expertise, as well as worldwide volume purchasing services, multi-currency invoicing, multi-lingual support, global account management, and worldwide consolidated reporting.



                     [PICTURE]                  [PICTURE]

                        FPO                        FPO

               EUROPEAN DIRECTORS:        ASIA/PACIFIC DIRECTORS:
                Left: Jim Duster,            Left: Gary McNabb,
              Right: Pim van Oorde          Right: David Colvin

                                   [PICTURE]

                                      FPO


                            THE NEXT PHASE
                                   IN DESKTOP COMPUTING

BUSINESS VIA THE INTERNET

     Early on, Software Spectrum realized the customer and competitive advantages of electronic commerce and electronic software distribution (ESD).

     ESD takes two forms: one is distributing software within an organization, via a company's internal network. Software Spectrum recognized the importance of ESD technology within the large organization as a means to reduce the total cost of ownership of desktop computing assets. ESD is more than merely an alternative software distribution method: this technology provides hardware and software asset management, remote desktop support and automatic installation of operating systems, packaged and custom applications, and their related upgrades, to the desktop.

     Through its Technology Services Group, the Company supplies enterprise software management services for customers who adopt ESD within their organizations. These services help manage distributed PC environments using cost-efficient approaches. One solution is the Microsoft Systems Management Server. This solution is supported through the Software Spectrum Systems Management Server Alliance, an organization founded by Software Spectrum with the cooperation of Microsoft. The Alliance is a consortium of customers who collectively represent over one million PCs. The Alliance meets regularly to discuss the successful planning, implementing and deploying of asset management software. Software Spectrum's role is to develop valuable add-on tools and advise and assist these large organizations in their deployment of Microsoft Systems Management Server.

     The second form of electronic software distribution is between businesses via electronic links such as the Internet. This form of ESD supports Software Spectrum's strategy of providing customers with fast, convenient delivery of software products. The Company strongly endorsed Microsoft's recent announcement allowing Microsoft applications to be made available for ESD by selected channel partners. Software Spectrum plans to actively participate in this method of distribution now and in the future, as communication technology improvements enable ESD.

     Software Spectrum opened its World Wide Web site on the Internet in 1995 to provide customers with links to useful information about the Company, its products and services, and publishers the Company represents. Software Spectrum also offers a complete Internet online catalog that includes thousands of products. This electronic catalog economically provides a wider range of products for customers to choose from than can be provided with other mass marketing vehicles. In order to help customers determine their best buying option, Software Spectrum supplies information about products through a comprehensive search engine, extensive product descriptions, and third-party reviews.

     Software Spectrum prides itself on having invested in new technologies throughout the years. The Company's early and continuing investment in electronic software distribution and electronic commerce underscores its commitment to meeting the changing needs of customers.

                                             [GRAPH]

Software Spectrum offers a WorldWideWeb Site
          with pertinent Company information
              and a complete online catalog.           [GRAPH]

                    [GRAPH]

                                   [PICTURE]


                                      FPO


                          OUR CUSTOMERS TODAY
                                      AND TOMORROW

EXPANDING GLOBAL PRESENCE

     Fortune 1000 companies throughout North America and large organizations throughout the rest of the world comprise Software Spectrum's primary multinational customer base. As the world's largest PC software reseller, Software Spectrum anticipates growth in its product and services sales, particularly throughout new regions, such as Asia/Pacific, the fastest growing market for PC technology. The Company also expects to see greater penetration in European accounts, both in software sales and technology services offered by the Technology Services Group.

     With global expansion comes the ability to better service multinational companies. The Company is realizing increased worldwide sales to individual organizations. Also, more and more enterprises are adopting client/server technology as a means to make mission-critical information readily available to end users. Software Spectrum is strongly positioned to capitalize on the increased need for effective PC computing strategies and volume licensing management that such client/server deployment demands.

     Our customers are becoming more varied. While Software Spectrum has serviced government customers in the past, its recent acquisitions greatly increase the government agency segment of the Company's customer base. The Company has enhanced opportunities to offer both the products and support services that federal, state and foreign governments require.

     The same is true for educational institutions. The Company has firmly established a presence in the educational market. Software Spectrum serves a sector of the marketplace that strives to keep current on technology while requiring a great deal of planning assistance. The education market has growth potential and plans are to continue providing dedicated services to this market segment.

     Software Spectrum has always stayed focused on providing products and technology services to large organizations. Many of the large organizations that have recently been added to the Company's customer base did not have a comparable level of service from their previous vendors. Therefore, this customer group provides enhanced opportunities for growth of Software Spectrum's licensing and technology service capabilities.

     In recent years, mid-tier customers have been targeted through the Company's TeleSales group and catalogs. This calendar year alone, Software Spectrum plans to mail over five million catalogs. Publishers are also supporting mid-tier customers by extending volume licensing agreements to them, which more widely promotes the Company's licensing services. As a customer segment, this mid-size group is also looking for easier software management, cost-effective technical support, as well as hard-to-find products.

     Throughout the last year, the Internet market has developed rapidly. Through its Internet catalog, Software Spectrum is ready to exploit the massive potential of this emerging market. The Internet is not one large, general market, but many smaller specific markets. Internet offerings will allow Software Spectrum to expand on what it does best--fulfilling the unique needs of individual customers.

     Software Spectrum has ended another profitable year and has embarked on a new era in business. With the Company's growth comes a renewed commitment to providing superior service to each and every customer around the globe.

                                   [PICTURE]

                                      FPO

    Software Spectrum services a varied customer base around the world that includes large multinational organizations and mid-tier businesses as well as the government and education markets.

QUESTIONS & ANSWERS

    [PICTURE]

     FPO

OUR ACQUISITIONS:
ENTERING A NEW ERA

An Interview with Judy Sims,
Chairman, CEO and President
and Keith Coogan,
Executive Vice President and COO

     - WHAT WAS YOUR STRATEGY IN PURCHASING THE CORPORATE, GOVERNMENT AND EDUCATION DIVISION OF EGGHEAD? WHAT BENEFITS WILL YOU SEE FROM THAT ACQUISITION?

     Our strategy in this acquisition was to increase our customer base and realize the operating efficiencies of a larger, combined organization. In addition, we saw the opportunity to capitalize on areas of our greatest expertise, including: volume licensing of PC software to major corporations, institutions and mid-tier business customers.

     Other key benefits of the expanded customer base is that it provides enhanced opportunities for growth of Software Spectrum Technology Services Group (TSG) and a larger base of multinational customers to advance our global expansion. We will be able to service these organizations with our North American, European and Asia/Pacific operations centers and sales and marketing locations, and TSG sites worldwide.

     - HOW DOES YOUR RECENT ACQUISITION OF THE ESSENTIALLY GROUP, A LEADING INFORMATION TECHNOLOGY COMPANY IN AUSTRALIA AND NEW ZEALAND, ENHANCE YOUR GLOBAL PRESENCE AND IMPACT YOUR PLANS TO EXPAND INTO ASIA?

     The strategic value of purchasing Essentially Group is profound.

     First, we have entered the Asia/Pacific market quickly and efficiently, by purchasing an established business in this region. Second, since Essentially Group has been a profitable business throughout Australia and New Zealand, the company has incoming revenue that will help fund our further expansion in other Asian markets. Third, it completes our global operations center strategy, which is to have centralized servicing centers in North America, Europe and Asia/Pacific to service the needs of multinational customers around the world.

     We believe the future lies in providing services that help large organizations successfully deploy their PC computing strategies around the world. This acquisition allows us to leapfrog our competition into the Asia/Pacific region, and it solidifies Software Spectrum's role as a global provider of PC technology and services.

     - YOU HAVE NOW COMPLETED TWO ACQUISITIONS IN A SHORT TIME; HOW ARE YOU HANDLING THE GROWTH RESULTING FROM THESE PURCHASES?

     We have proven ourselves in the past with solid growth, a focus on effective cost management and exceptional volume licensing and technology services. Software Spectrum also has the management depth and continuity and financial resources to support these acquisitions and the new combined organization.

     The CGE division acquisition includes a direct sales force and operations center which represent areas that were easily blended with our existing sales and servicing teams.

     The Essentially Group comes with a qualified management team that shares with us a common vision for success in the Asia/Pacific market. The two principals of the Essentially Group, Gary McNabb and David Colvin, have joined our overseas management team. Therefore, the drain on existing key personnel should be less than it would have been, had we expanded into the Asia/Pacific market through internal growth only.

     - HOW HAVE THE RECENT ACQUISITIONS CHANGED SOFTWARE SPECTRUM'S PROFILE? WHAT IMPACT HAVE THEY HAD ON YOUR MARKET PRESENCE AND STRATEGIC FOCUS?

     These acquisitions have made Software Spectrum one of the world's largest providers of PC software and technology services: we have virtually doubled our market presence. The CGE acquisition brings to us additional large-, medium- and small-sized customers, and increases our number of multinational customers and government presence as well. Today, we believe there is no software reseller and service provider that can provide the scope of our global services, as effectively.

     Our strategy is to meet the software technology requirements of customers in major markets throughout North America, Europe and Asia/Pacific. We are also targeting Asia/Pacific for additional sales and marketing locations to take advantage of that region's expected rapid growth in software procurement, licensing management and technology services.

     - WHAT IS THE STATUS OF WINDOWS 95 AND WINDOWS NT SALES? HAVE YOUR CUSTOMERS ADOPTED THE 32-BIT OPERATING ENVIRONMENT AND WHAT IMPACT HAS THIS NEW TECHNOLOGY HAD ON SOFTWARE SPECTRUM'S OPERATING RESULTS?

     Throughout fiscal 1996, these new operating systems did not have a significant impact on our business. As expected, large organizations have been relatively slow to migrate to the Windows 95 operating system. However, Microsoft recently announced more flexible offerings designed to encourage the large organizations to move to 32-bit architectures more rapidly this year.

     Both operating systems offer significant advantages for desktop computing and each has specific reasons for deployment. Many large organizations are completing their analysis testing and deployment planning, and we expect sales of 32-bit operating systems and applications to increase steadily over the next 12-18 months.

CORPORATE DIRECTORY

DIRECTORS

Judy O. Sims
Chairman, Chief Executive Officer and President
Software Spectrum, Inc.

Mellon C. Baird
Chairman, Chief Executive Officer and
President of Delfin Systems

Robert D. Graham
Shareholder, Locke Purnell Rain Harrell,
A Professional Corporation

Richard G. Sims
Senior Vice President, Software Spectrum, Inc.

Frank Tindle
Retired Founder, Software Spectrum, Inc.

EXECUTIVE OFFICERS

Judy O. Sims
Chairman, Chief Executive Officer and President

Richard G. Sims
Senior Vice President

Keith R. Coogan
Executive Vice President and Chief Operating Officer

Roger J. King
Vice President, Sales and Marketing

Robert B. Mercer
Vice President and Chief Information Officer

Deborah A. Nugent
Vice President of Finance and Chief Financial Officer

Lisa M. Stewart
Vice President, Customer Operations

                                   [PICTURE]

                                      FPO

  Standing (L-R): Lisa Stewart, Roger King, Bob Mercer, Deborah Nugent
           Seated (L-R): Richard Sims, Judy Sims, Keith Coogan

SELECTED CONSOLIDATED
FINANCIAL DATA


                                                                              For the years ended March 31,
STATEMENT OF INCOME DATA                    --------------------------------------------------------------------------------------
(In thousands, except per share amounts)           1996               1995               1994             1993             1992
                                            ---------------     --------------      ------------     -------------    ------------
Net sales                                   $       398,501     $      352,141      $    283,063     $     219,471    $    158,905

Gross margin                                         54,438             48,328            38,142            30,211          21,313

Operating income                                     10,163             12,938            10,562             9,594           6,318

Net income                                  $         7,366     $        8,788      $      7,004     $       6,282    $      3,817
                                            ===============     ==============      ============     =============    ============

Earnings per share                          $          1.73     $         2.08      $       1.66     $        1.70    $       1.28
                                            ===============     ==============      ============     =============    ============

Weighted average shares outstanding                   4,260              4,217             4,216             3,690           2,988


                                                                                      As of March 31,
BALANCE SHEET DATA                          --------------------------------------------------------------------------------------
(In thousands)                                    1996                1995              1994               1993           1992
                                            ---------------     --------------      ------------     -------------    ------------
Working capital                             $        60,920        $    58,407      $     50,619     $      46,712    $     20,316

Total assets                                        150,180            124,698            94,255            69,387          36,404

Shareholders' equity                                 73,363             65,834            57,041            49,801          22,935

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


OVERVIEW

         The following table sets forth, for each of the years indicated, the percentage which each item listed below represents of the Company's net sales for the years specified and the percentage increase (decrease) of each item as compared to the immediately preceding year.

                                            Percentage of Net Sales            Year to Year Change
                                           For Years Ended March 31,        For Years Ended March 31,
                                       -------------------------------    ---------------------------
                                         1996        1995      1994       1995 to 1996   1994 to 1995
                                       --------    --------  ---------    ------------   ------------
 Net sales                              100.0%     100.0%    100.0%         13.2%        24.4%

 Cost of sales                           86.3       86.3      86.5          13.2         24.0
                                       -------    -------   -------
 Gross margin                            13.7       13.7      13.5          12.6         26.7

 Selling, general and administrative
   expenses                              11.1       10.0       9.7          25.1         28.3
                                       -------    -------   -------

 Operating income                         2.6        3.7       3.8         (21.4)        22.5

 Interest income, net                      .2         .1        .1         107.8         41.4
                                       -------    -------   -------
 Income before income taxes               2.8        3.8       3.9         (16.3)        23.2

 Federal and state income taxes           1.0        1.3       1.4         (16.4)        19.0
                                       -------    -------   -------
 Net income                               1.8%       2.5%      2.5%        (16.2)        25.5
                                       =======    =======   =======

NET SALES

         In fiscal 1996, the Company's revenues were derived primarily from the sale of PC software and technology services in North America and Europe. The Company's sales have increased in each year since the Company's inception in 1983. Increases in sales of PC software and technology services correspond to the Company's market share growth and geographic expansion, combined with the increase in demand for the major software products and technology services offered by the Company. This increased demand has resulted from the continued growth in the installed base of microcomputers, the introduction of new more powerful microcomputer hardware systems, new software introductions and upgrades, and customers' increased focus on the desktop for critical business applications.

         For the years ended March 1996 and 1995, sales of PC software increased 12% and 22%, respectively. The Company sells PC software applications through volume license and maintenance ("VLM") agreements, or right to copy arrangements, and ships full-packaged PC software products from its distribution centers or through distributors. The Company serves as a designated service provider for VLM agreements, which are frequently used by customers seeking to standardize desktop software applications and, consequently, may involve significant quantities of unit sales for each customer at lower per unit prices than full-packaged software products. The increased popularity of VLM agreements has contributed to the increase in unit volume sales, as well as the reduction in average unit prices of PC software in recent years. Sales of software through VLM agreements represented 46%, 35% and 15% of sales for the years ended March 1996, 1995 and 1994, respectively.

         For the years ended March 1996 and 1995, revenue from technology services provided through the Company's Technology Services Group, increased 90% and 80%, respectively. In fiscal 1996, the Company increased the number of its technology service offices from four in the United States to ten in North America and Europe. In February 1996, the Company ceased the fulfillment services it had been providing to a customer. Because the Company's revenue from fee-based services has grown from a relatively small revenue base, as compared to the Company's net sales of PC software, fee-based services continued to represent less than 5% of the Company's overall sales for fiscal 1996.

         In October 1995, the Company acquired Software Alternatives Inc., a leading PC software supplier to business organizations in Canada. This acquisition significantly increased the Company's market presence in Canada. In April 1996, the Company acquired substantially all of the assets of the New Zealand business operations of Essentially Group Limited and all of the outstanding shares of capital stock of Essentially Group (Australia) Limited, information technology companies in New Zealand and Australia. The acquisition of Essentially Group provides the Company with a business presence in the Asia/Pacific market and completes the Company's global operations strategy which includes maintaining operations centers in North America, Europe and Asia/Pacific to service the major worldwide desktop technology markets.

         In May 1996, the Company acquired certain operating assets of the corporate, government and educational ("CGE") division of Egghead, Inc., a leading supplier of PC software to organizations in North America. For fiscal 1996, the pro forma combined revenue of the Company and the CGE division was $762 million. The Company believes that increases in revenue depend upon the Company's ability to maintain the customer base of the acquired businesses, to continue to grow its market share and to capitalize on continued growth in desktop technology markets around the world.

         In fiscal 1996, fluctuations in foreign currencies against the U.S. dollar, did not have a significant effect on the Company's operations.

GROSS MARGIN

         Overall gross margin as a percentage of sales was 13.7% in fiscal 1996 and 1995, as compared to 13.5% in fiscal 1994. The stability in overall gross margin in fiscal 1996, as compared to fiscal 1995, and the improvement in fiscal 1995, as compared to fiscal 1994, resulted from the growth in revenue from fee-based services. The contribution from these services represented approximately 17% of overall gross margin for fiscal 1996, an increase from approximately 13% for fiscal 1995 and 8% for fiscal 1994. Had the Company not increased its revenues from services in each of fiscal 1996 and 1995, its overall margins would have declined as compared to each of the preceding years. Gross margins on PC software sales declined by .4% as a percentage of sales in fiscal 1996 as compared to fiscal 1995 and .8% in fiscal 1995 as compared to fiscal 1994. These declines were primarily attributable to the growth in sales of software through VLM agreements in each year because the Company generally realizes lower gross margins on sales of software through VLM agreements, as compared to sales of full-packaged software products.

         The Company anticipates that its overall gross margin, as a percentage of sales, may decline in fiscal 1997 as a result of recent acquisitions, which shift the Company's sales mix between products and services, if the percentage of PC software sales made through VLM agreements continues to increase, or if publishers respond to continued market pressure by reducing incentive funds available to their channel partners.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         Selling, general and administrative expenses include the costs of the Company's sales and marketing organization and purchasing, distribution and administrative costs. The Company has capitalized on the increased demand for PC software and technology services by expanding its sales and support staff in each of the last three fiscal years. The Company incurs a significant amount of marketing and advertising costs based upon available advertising and cooperative marketing funds received from software publishers. These funds are offset against selling, general and administrative expenses.

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(CONTINUED)


SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (CONTINUED)

         Selling, general and administrative expenses, as a percentage of sales, increased in fiscal 1996 compared to fiscal 1995. This increase was primarily due to the expansion of the Company's Technology Services Group and development of the Company's global operations. Selling, general and administrative expenses, as a percentage of sales, increased in fiscal 1995 as compared to fiscal 1994, primarily due to investment in the Company's European operations and costs associated with the upgrade of the Company's computer systems.

         The Company anticipates that its operating results in fiscal 1997 may be negatively impacted by the costs associated with integrating its recent business acquisitions into the Company's overall operating structure. Thereafter, the Company believes it may realize operating efficiencies as a result of its larger size and increased market presence.

FEDERAL AND STATE INCOME TAXES

         The modest decrease in the Company's effective tax rate for fiscal 1996 to 34.7%, as compared to 34.8% for fiscal 1995, is primarily due to an increase in tax-exempt interest income. The effective tax rate for fiscal 1995 decreased as compared to the effective tax rate of 36% in fiscal 1994, as a result of an increase in tax exempt interest income and decrease in state and local taxes as a percent of income before income taxes.

LIQUIDITY AND CAPITAL RESOURCES

         At March 31, 1996, the Company had approximately $36.5 million in cash, cash equivalents and short term interest-bearing investments and an unsecured $20 million credit facility under which no amounts were outstanding. In May 1996, the Company replaced its $20 million credit facility with a new facility including a $30 million term loan and a $60 million revolving credit line. The new facility is initially secured by accounts receivable and inventory and a pledge of the stock of the Company's domestic and foreign subsidiaries. In May 1996, the Company utilized a portion of its existing cash and its term loan to fund the acquisition of the CGE division of Egghead, Inc. The principal amount of the term loan is due in quarterly installments beginning in June 1997 through March 2001, increasing from $1,500,000 to $2,250,000. The revolving credit line expires in May 1999.

         The Company generally carries inventory adequate to meet full-packaged PC software product sales for a period of approximately one month. Terms on the Company's accounts receivable are generally net 30 days from date of invoice or 10 days in the case of summary periodic billings to customers. At March 31, 1996 and 1995, accounts receivable represented approximately 63 and 57 days of historical sales, respectively. The increase in the number of days of historical sales is primarily due to the increase in the percentage of receivables represented by sales made through VLM agreements, which, in general, require detailed reporting and, as a result, have lengthened both the billing and collection cycles.

         In fiscal 1996 and 1995, $16.7 million and $15.5 million of cash, respectively, were provided by operations. The Company realized cash from operations in fiscal 1996 and 1995, as compared to fiscal 1994, as a result of reduced inventory levels and management of vendor payments related to VLM agreements. Because sales of software through VLM agreements represent sales of licensed products not held in inventory, the Company has not increased its inventory balances in proportion to its sales growth. In addition, certain software suppliers' VLM programs allow for periodic payments; therefore, cash flow from operations has improved as sales of software through VLM agreements have increased.

         The increase in furniture, equipment and leasehold improvements at March 31, 1996, reflects capital expenditures related to the Company's geographic expansion of its Technology Services Group, the ongoing upgrade of its computer systems, expansion of its office facilities at the Garland, Texas, headquarters and the acquisition of Software Alternatives Inc. The Company's capital expenditures for fiscal 1997 are expected to total approximately $11 million, including expenditures to further upgrade and expand the Company's computer and telephone systems in its operations centers, expand its office facilities in Garland, Texas, and to continue to grow its Technology Services Group division.

         The Company expects that its cash requirements for fiscal 1997 will be satisfied from cash flow from operations and borrowings under its credit facility.

FACTORS THAT MAY AFFECT FUTURE RESULTS

         This Management's Discussion and Analysis of Financial Condition, as well as the accompanying Company's Annual Report, includes certain forward-looking statements of the Company including future market trends, estimates regarding the economy and the software industry in general and key performance indicators which impact the Company. In developing any forward-looking statements, the Company makes a number of assumptions including expectations for continued market growth, anticipated revenue and gross margin levels, and cost savings and efficiencies. If the industry's or the Company's performance differs materially from these assumptions or estimates, Software Spectrum's actual results could vary significantly from the estimated performance reflected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. The Company's Form 10-K for the March 31, 1996 fiscal year, contains certain cautionary statements that identify factors that could cause the Company's actual results to differ materially from those in the forward looking statements in this report.

INFLATION

         The Company believes that inflation has not had a material impact on its operations or liquidity to date.

SOFTWARE SPECTRUM, INC.
CONSOLIDATED BALANCE SHEETS

As of March 31,
(In thousands, except share data)

ASSETS                                                                         1996                 1995
                                                                            ----------           ----------
Current assets
    Cash and cash equivalents                                                $ 28,123             $ 11,543
    Short - term investments                                                    8,407               14,728
    Trade accounts receivable, net of allowance for
         doubtful accounts ($1,201 at 1996 and $1,371 at 1995)                 73,875               67,859
    Inventories                                                                12,937               13,665
    Prepaid expenses                                                           10,092                6,194
    Other current assets                                                        2,435                2,169
                                                                             --------             --------
         Total current assets                                                 135,869              116,158
Furniture, equipment and leasehold improvements, at cost                       17,033               12,696
    Less accumulated depreciation and amortization                              7,866                5,179
                                                                             --------             --------
                                                                                9,167                7,517
Intangibles and other assets                                                    5,144                1,023
                                                                             --------             --------
                                                                             $150,180             $124,698
                                                                             ========             ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
    Trade accounts payable                                                   $ 61,231             $ 47,539
    Other current liabilities                                                  13,718               10,212
                                                                             --------             --------
         Total current liabilities                                             74,949               57,751
Other liabilities                                                               1,868                1,113
Shareholders' equity
    Preferred stock, par value $.01; authorized, 400,000 shares;
         issued and outstanding, none                                               -                    -
    Common stock, par value $.01; authorized, 10,000,000 shares;
         issued 4,241,384 shares at 1996
         and 4,209,550 shares at 1995                                              42                   42
    Additional paid-in capital                                                 36,394               35,979
    Retained earnings                                                          37,465               30,315
                                                                             --------             --------
                                                                               73,901               66,336
    Less treasury stock at cost; 34,026 shares at 1996 and
         32,238 shares at 1995                                                    538                  502
                                                                             --------             --------
         Total shareholders' equity                                            73,363               65,834
                                                                             --------             --------
                                                                             $150,180             $124,698
                                                                             ========             ========

                See notes to consolidated financial statements.

SOFTWARE SPECTRUM, INC.
CONSOLIDATED STATEMENTS OF INCOME

For the years ended March 31,
(In thousands, except per share amounts)

                                                        1996                  1995                1994
                                                     ----------           ----------           ----------
Net sales                                             $398,501             $352,141             $283,063
Cost of sales                                          344,063              303,813              244,921
                                                      --------             --------             --------
    Gross margin                                        54,438               48,328               38,142
Selling, general and administrative expenses            44,275               35,390               27,580
                                                      --------             --------             --------
    Operating income                                    10,163               12,938               10,562
Interest income (expense)
    Interest income                                      1,175                  587                  423
    Interest expense                                       (53)                 (47)                 (41)
                                                      --------             --------             --------
                                                         1,122                  540                  382
                                                      --------             --------             --------
    Income before income taxes                          11,285               13,478               10,944
Federal and state income taxes                           3,919                4,690                3,940
                                                      --------             --------             --------
    Net income                                        $  7,366             $  8,788             $  7,004
                                                      ========             ========             ========
Earnings per share                                    $   1.73             $   2.08             $   1.66
                                                      ========             ========             ========
Weighted average shares outstanding                      4,260                4,217                4,216
                                                      ========             ========             ========

                See notes to consolidated financial statements.

SOFTWARE SPECTRUM, INC.
CONSOLIDATED STATEMENTS OF
SHAREHOLDERS' EQUITY

For the years ended March 31, 1996, 1995 and 1994
(In thousands, except number of shares)



                                                   Common Stock        Additional              Treasury Stock
                                             -----------------------    Paid-In   Retained   -------------------
                                               Shares        Amount     Capital   Earnings    Shares    Amount     Total
                                             -----------    --------  ----------  ---------  --------  --------- ---------
Balances at April 1, 1993                      4,138,668    $   41     $ 35,282   $ 14,478         -    $     -   $49,801
Stock issued pursuant to employee
  benefit plans, including related
  tax benefit of $44                              17,227         1          258          -         -          -       259
Net income                                             -         -            -      7,004         -          -     7,004
Foreign currency
  translation adjustment                               -         -            -        (23)        -          -       (23)
                                             -----------     -----     --------   --------  --------    -------   -------
Balances at March 31, 1994                     4,155,895        42       35,540     21,459         -          -    57,041
Stock issued pursuant to employee
  benefit plans, including related
  tax benefit of $171                             53,655         -          439          -         -          -       439
Purchase of treasury stock                             -         -            -          -    (32,238)     (502)     (502)
Net income                                             -         -            -      8,788         -          -     8,788
Foreign currency
  translation adjustment                               -         -            -         68         -          -        68
                                             -----------     -----     --------   --------  --------    -------   -------
Balances at March 31, 1995                     4,209,550        42       35,979     30,315    (32,238)     (502)   65,834
Stock issued pursuant to employee
  benefit plans, including related
  tax benefit of $165                             31,834         -          415          -         -          -       415
Purchase of treasury stock                             -         -            -          -    (1,788)       (36)      (36)
Net income                                             -         -            -      7,366         -          -     7,366
Foreign currency
  translation adjustment                               -         -            -       (216)        -          -      (216)
                                             -----------     -----     --------   --------  --------    -------   -------
Balances at March 31, 1996                     4,241,384     $  42     $ 36,394   $ 37,465   (34,026)   $  (538)  $73,363
                                             ===========     =====     ========   ========  ========    =======   =======

                See notes to consolidated financial statements.

SOFTWARE SPECTRUM, INC.
CONSOLIDATED STATEMENTS
OF CASH FLOWS

For the years ended March 31,
(In thousands)

                                                                           1996        1995          1994
                                                                        ----------  ----------   ----------
  Operating activities
    Net income                                                           $  7,366    $  8,788     $  7,004
    Adjustments to reconcile net income to net cash
      provided by (used in) operating activities
         Provision for bad debts                                              633         238          240
         Depreciation and amortization                                      2,816       2,285        1,441
         Changes in operating assets and liabilities
           Increase in accounts receivable                                 (4,427)    (21,382)     (17,487)
           Decrease (increase) in inventories                                 755       5,314       (5,682)
           Increase in prepaid expenses and other assets                   (5,897)     (1,393)      (5,740)
           Increase in accounts payable and other current liabilities      15,448      21,656       17,582
                                                                         --------    --------     --------
    Net cash provided by (used in) operating activities                    16,694      15,506       (2,642)
                                                                         --------    --------     --------
  Investing activities
    Sales (purchases) of short-term investments, net                        6,321      (9,696)      (5,032)
    Purchase of furniture, equipment and leasehold improvements            (4,166)     (3,515)      (4,422)
    Purchase of subsidiary, net of cash acquired                           (2,377)          -            -
                                                                         --------    --------     --------
    Net cash used in investing activities                                    (222)    (13,211)      (9,454)
                                                                         --------    --------     --------

  Financing activities
    Proceeds from stock issuance including tax benefit
      related to stock options exercised                                      415         439          259
    Purchase of treasury stock                                                (36)       (502)          -
                                                                         --------    --------     --------
    Net cash provided by (used in) financing activities                       379         (63)         259
                                                                         --------    --------     --------
  Effect of exchange rate changes on cash                                    (271)         68          (23)
                                                                         --------    --------     --------
  Increase (decrease) in cash and cash equivalents                         16,580       2,300      (11,860)
  Cash and cash equivalents at beginning of year                           11,543       9,243       21,103
                                                                         --------    --------     --------
  Cash and cash equivalents at end of year                               $ 28,123    $ 11,543     $  9,243
                                                                         ========    ========     ========
  Supplemental disclosure of cash paid during the year
      Income taxes                                                       $  3,776    $  4,308     $  3,711
      Interest                                                                 35          32           29

                See notes to consolidated financial statements.

SOFTWARE SPECTRUM, INC.
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

NOTE A -- NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

         Software Spectrum, Inc. (the "Company"), is a leading worldwide supplier of microcomputer software and technology services to organizations. In fiscal 1996, the Company's revenues were derived primarily from the sale of PC software and technology services in North America and Europe.

PRINCIPLES OF CONSOLIDATION

         The accompanying financial statements include the accounts of the Company and its wholly-owned subsidiaries, Spectrum Integrated Services, Inc. (d.b.a. Software Spectrum Technology Services Group), Software Spectrum Canada, Ltd., Software Alternatives Inc., Software Spectrum Limited, and Software Spectrum B.V. All intercompany accounts and transactions have been eliminated in consolidation.

ESTIMATES

         In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

         The Company considers all investments with maturities of three months or less when purchased to be cash equivalents.

SHORT-TERM INVESTMENTS

         Short-term investments consist of debt securities issued by municipalities and U.S. government agencies. These investments are classified as available for sale and are recorded at fair value. At March 31, 1996, fair value approximated amortized cost.

TRADE ACCOUNTS RECEIVABLE

         Trade accounts receivable are generally due from a diverse group of companies and, accordingly, do not include any specific concentrations of credit risk.

FINANCIAL INSTRUMENTS

         The fair value of the Company's financial instruments, consisting of cash and cash equivalents, investments, accounts receivable and accounts payable, approximate their carrying values.

INVENTORIES

         Inventories, which consist primarily of purchased microcomputer software programs, are stated at cost, not in excess of market value. Cost is determined by the moving weighted average method.

FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

         Furniture, equipment and leasehold improvements are stated at cost. Depreciation of furniture and equipment is provided primarily on the straight-line method over the estimated useful lives ranging from 2 to 10 years. Amortization of leasehold improvements is provided on the straight-line method over the terms of the corresponding leases.

NOTE A -- NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FOREIGN CURRENCY TRANSLATION

         The functional currency for the Company's foreign subsidiaries is the applicable local currency. Assets and liabilities of the foreign subsidiaries are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at the average rates of exchange prevailing during the year. The adjustments resulting from translating the financial statements of foreign subsidiaries are reflected in shareholders' equity.

REVENUE RECOGNITION

         The Company recognizes revenue from product sales at the time of shipment. Maintenance and service revenue are recognized ratably over the contractual period or as the services are provided. Advance billings are recorded as deferred revenue.

EARNINGS PER SHARE

         Earnings per share are based on the weighted average number of shares outstanding during the year increased by incremental shares included from outstanding stock options as determined under the treasury stock method.

NOTE B -- FINANCING ARRANGEMENTS WITH BANK

         As of March 31, 1996, the Company had a $20,000,000 revolving line of credit facility under which no amounts were outstanding at March 31, 1996 or 1995. This line of credit facility was replaced on May 3, 1996 by the credit arrangement described in Note H.

NOTE C -- OTHER CURRENT LIABILITIES

         Other current liabilities includes deferred revenue of $9,463,000 and $6,092,000 at March 31, 1996 and 1995, respectively.

NOTE D -- EMPLOYEE BENEFIT PLANS

         In July 1989, the Company adopted the 1989 Stock Option Plan in which non-incentive stock options were granted. In August 1993, the shareholders approved the adoption of the 1993 Long Term Incentive Plan and the Company then ceased granting new options under the 1989 Stock Option Plan. Under the terms of the 1993 Long Term Incentive Plan, awards may be presented in the form of incentive or non-qualified stock options, restricted shares of common stock, or units valued on the basis of Company performance.

         Stock options are granted at fair market value at the date of grant, become exercisable over periods of up to five years and expire on various dates from 1996 through 2002. At March 31, 1996, 312,000 shares of common stock were reserved for future grant under the 1993 Long Term Incentive Plan.

                               Number of
                                 Shares
                               Underlying         Price Range
   Stock Options                Options           Per Share
   -------------               ----------         -----------

Outstanding at April 1, 1993    162,549     $  1.20  to  $ 25.50
Granted                         148,350       16.00  to    28.00
Exercised                        (7,800)       1.20  to    22.50
Canceled/forfeited               (6,400)      20.75  to    28.00
                               --------
Outstanding at March 31, 1994   296,699        1.20  to    28.00
Granted                         105,250       12.00  to    18.03
Exercised                       (46,099)       1.20  to    16.00
Canceled/forfeited              (31,675)       4.67  to    25.50
                               --------
Outstanding at March 31, 1995   324,175        3.75  to    28.00
Granted                         121,250       17.25  to    23.25
Exercised                       (25,445)       3.75  to    22.25
Canceled/forfeited              (19,790)      12.00  to    28.00
                               --------
Outstanding at March 31, 1996   400,190        4.67  to    28.00
                               ========
Exercisable at March 31, 1996   124,620        4.67  to    28.00
                               ========

SOFTWARE SPECTRUM, INC.
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(continued)

NOTE D -- EMPLOYEE BENEFIT PLANS (Continued)

         In July 1992, the Company approved an Employee Stock Purchase Plan which allows eligible employees to purchase shares of common stock through payroll deductions. The shares can be purchased at an amount equal to 85% of the fair market value of the common stock on the exercise date. The plan provides for a series of monthly offerings, with an exercise date of the 15th of each month. Each employee may purchase up to $15,000 of fair market value of common stock per calendar year, limited to 10% of a participant's compensation. At March 31, 1996, a total of 139,000 shares of common stock were reserved for issuance under the plan. For the years ended March 31, 1996, 1995 and 1994, 6,260, 7,556 and 9,427 shares, respectively, were issued under the plan.

         The Company's employee profit sharing plan covers all employees who are 19 years of age or older and have one or more years of service with the Company. The plan includes an employee savings plan component which allows participants to make voluntary pretax contributions in accordance with the provisions of Section 401(k) of the Internal Revenue Code. Employer contributions to the plan are at the discretion of the Board of Directors and are reduced by forfeited contributions. The Company's contributions to the employee profit sharing plan for the years ended March 31, 1996, 1995 and 1994, prior to reductions for forfeitures, were $372,000, $447,000, and $362,000, respectively.

NOTE E -- LEASES

         The Company leases various office and distribution facilities as well as certain office equipment under leases classified as operating leases. Minimum rental payments under all long-term, noncancellable operating leases at March 31, 1996 are as follows:

      Years ending March 31:
            1997              $  908,000
            1998                 799,000
            1999                 778,000
            2000                 750,000
            2001                 275,000
            Thereafter            36,000
                              ----------
                              $3,546,000
                              ==========



         Rent expense for operating leases for the years ended March 31, 1996, 1995 and 1994 totaled $1,321,000, $1,275,000 and $908,000, respectively. These leases are subject to renewal at the Company's option upon expiration.

NOTE F -- INCOME TAXES

         The Company's provision for income taxes is comprised of the following:

                                 Years Ended March 31,
                           ---------------------------------
                               1996       1995        1994
                           ---------- ----------  ----------
Current:
    Federal                $3,109,000 $4,049,000  $3,227,000

    State                     375,000    335,000     425,000
Deferred                      435,000    306,000     288,000
                           ---------- ----------  ----------
                           $3,919,000 $4,690,000  $3,940,000
                           ========== ==========  ==========


         The effective income tax rate varies from the federal statutory rate as follows:

                                      Years Ended March 31,
                              ------------------------------------
                                1996          1995          1994
                              --------      --------      --------
Federal statutory rate           34.1%         34.2%        34.0%
State and local income
  taxes, net of federal
  benefit                         2.3           2.5          3.9
Tax-exempt interest              (2.5)         (1.4)        ( .9)
Other                              .8          ( .5)        (1.0)
                              -------       -------       ------
Effective tax rate               34.7%         34.8%        36.0%
                              =======       =======       ======

         Deferred tax assets and liabilities as of March 31, 1996 and 1995, consist of the following:

                                        1996          1995
                                    ----------    ----------
Allowance for bad debts             $ 177,000     $ 263,000
Depreciation and amortization        (371,000)     (290,000)
Other                                 118,000       386,000
                                    ---------     ---------
                                    $ (76,000)    $ 359,000
                                    =========     =========

NOTE G -- BUSINESS ACQUISITION

         On October 13, 1995, Software Spectrum Canada, Ltd. acquired all of the outstanding shares of capital stock of Software Alternatives Inc., a privately-held supplier of personal computer software to Canadian organizations, for approximately $2,500,000 in cash. The acquisition has been accounted for as a purchase transaction. The estimated fair market value of the assets acquired and liabilities assumed was $5,208,000 and $2,708,000, respectively. The excess of the purchase price over the estimated fair market value of the net assets acquired is amortized on the straight-line method over 20 years. Pro forma operating results, giving effect to the acquisition as though it had occurred at the beginning of fiscal 1996 or 1995, are not presented because they are not materially different than the Company's actual results.

NOTE H -- SUBSEQUENT EVENTS

         On April 2, 1996, the Company acquired substantially all of the assets of the New Zealand business operations of Essentially Group Limited and all of the outstanding shares of capital stock of Essentially Group (Australia) Limited, privately held information technology companies in New Zealand and Australia. The purchase price approximated $9 million including cash of $6.75 million and 113,502 shares of the Company's common stock, subject to adjustment. The acquisition will be accounted for as a purchase transaction.

         On May 13, 1996, the Company acquired certain operating assets of the corporate, government, and educational ("CGE") division of Egghead, Inc. ("Egghead"), a leading supplier of microcomputer software to organizations in North America, for approximately $45 million in cash. The acquisition will be accounted for as a purchase transaction. The Company also entered into an agreement to lease certain facilities from Egghead through May 1999, for annual amounts increasing from approximately $390,000 to $480,000.

         In May 1996, the acquisitions were partially financed through a term bank loan in the amount of $30 million, due in quarterly installments beginning June 30, 1997, through March 31, 2001, ranging from $1,500,000 to $2,250,000.
The financing arrangement also includes a $60 million revolving credit facility which expires in May 1999. Until certain financial ratios are maintained for specified periods, borrowings under the financing arrangements are secured by liens on accounts receivable, inventory, the pledge of all the Company's shares in Spectrum Integrated Services, Inc., and the pledge of 66.67% of the Company's shares in its foreign subsidiaries.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Shareholders and Board of Directors

Software Spectrum, Inc.

We have audited the accompanying consolidated balance sheets of Software Spectrum, Inc. and subsidiaries as of March 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Software Spectrum, Inc. and subsidiaries as of March 31, 1996 and 1995, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended March 31, 1996, in conformity with generally accepted accounting principles.


/s/ GRANT THORNTON LLP

Dallas, Texas
June 6, 1996

QUARTERLY FINANCIAL DATA AND
MARKET INFORMATION (UNAUDITED)

         The following table summarizes the unaudited quarterly financial data for the years ended March 31, 1996 and 1995, and the quarterly range of high and low quotations for the Company's common stock as reported by the Nasdaq National Market System (in thousands, except per share amounts).

                                                                                 Common Stock
                                                                               Price Per Share
                             Net         Gross         Net        Earnings   -------------------
    Period                  Sales        Margin      Income      Per Share    High         Low
    ------                ---------    ----------   ---------    ----------  ------       ------
Fiscal 1996
Quarter ended:
    June 30                $ 91,397     $ 12,432     $1,615        $.38      $21.00       $14.88

    September 30             89,748       12,545      1,788         .42       16.60        12.70

    December 31             117,751       15,591      2,773         .65       13.10         9.30

    March 31                 99,605       13,870      1,190         .28       23.50        17.00

Fiscal 1995
Quarter ended:
    June 30                  79,207       10,599      1,483         .35       16.00         9.25

    September 30             86,164       11,454      1,748         .41       15.00        11.50

    December 31             101,463       14,121      3,459         .82       18.50        12.00

    March 31                 85,307       12,154      2,098         .50       21.50        14.00

         The Company's common stock is traded over the counter and is listed on the Nasdaq National Market System under the symbol SSPE.

         On June 18, 1996, there were 162 holders of record of the Company's common stock. The Company has never paid cash dividends on its common stock. The Board of Directors presently intends to retain all earnings for use in the Company's business and does not anticipate paying cash dividends in the near term.

CORPORATE HEADQUARTERS
2140 Merritt Drive
Garland, Texas 75041
214-840-6600

CANADIAN HEADQUARTERS
Software Spectrum Canada, Ltd.
10 Kingsbridge Garden Circle
Suite 301
Mississauga, Ontario L5R 3K6
416-675-1060

EUROPEAN HEADQUARTERS
Software Spectrum B.V.
Dutch Business Center
Lange Voorhout 58
2514 EG The Hague
The Netherlands
31-70-346-2936

EUROPEAN OPERATIONS CENTRE
Software Spectrum Limited
1 Richview Office Park
Clonskeagh
Dublin 14
Ireland
353-1-260-1788

ASIA/PACIFIC OPERATIONS CENTER
Software Spectrum
2-6 Orion Road
Lane Cove
NSW 2066
Australia
61-2-418-3811

NEW ZEALAND HEADQUARTERS
Software Spectrum
33 College Hill
Ponsonby
Auckland
New Zealand
64-9-309-7777

CORPORATE COUNSEL
Locke Purnell Rain Harrell P.C.
Dallas, Texas

AUDITORS
Grant Thornton LLP
Dallas, Texas

REGISTRAR/TRANSFER AGENT
Society National Bank
c/o KeyCorp Shareholder Services, Inc.
Dallas, Texas

COMMON STOCK
Software Spectrum's common stock is traded over the counter on the Nasdaq National Market System under the symbol SSPE.

ANNUAL REPORT ON FORM 10-K
Shareholders may obtain a copy, free of charge, of Software Spectrum, Inc.'s 1996 Annual Report on Form 10-K (excluding exhibits) upon request to Investor Relations, Software Spectrum, Inc. at Corporate Headquarters.

ANNUAL MEETING
The Annual Meeting of the Shareholders of Software Spectrum, Inc. will be held at the Company's corporate headquarters, at 10:00 a.m. on August 15, 1996. All shareholders are cordially invited to attend.

INVESTOR RELATIONS
Investor Relations Department
214-840-6600

Software Spectrum, Diamond, Assurance, and SmartLine are trademarks and service marks of the Company.

                              Inside Back Cover