Form 10-K/A, Exhibit 13
period 1996-03-31
SOFTWARE SPECTRUM INC
filed 1996-08-02
CIK 875173

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

                                                                                 Common Stock
                                                                               Price Per Share
                             Net         Gross         Net        Earnings   -------------------
    Period                  Sales        Margin      Income      Per Share    High         Low
    ------                ---------    ----------   ---------    ----------  ------       ------
Fiscal 1996
Quarter ended:
    June 30                $ 91,397     $ 12,432     $1,615        $.38      $21.00       $14.88

    September 30             89,748       12,545      1,788         .42       26.50        20.25

    December 31             117,751       15,591      2,773         .65       25.25        18.00

    March 31                 99,605       13,870      1,190         .28       23.50        17.00

Fiscal 1995
Quarter ended:
    June 30                  79,207       10,599      1,483         .35       16.00         9.25

    September 30             86,164       11,454      1,748         .41       15.00        11.50

    December 31             101,463       14,121      3,459         .82       18.50        12.00

    March 31                 85,307       12,154      2,098         .50       21.50        14.00

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