Form 10-K, Exhibit 13
period 1997-04-30
SOFTWARE SPECTRUM INC
filed 1997-07-29
CIK 875173

                                                                      EXHIBIT 13



                                    SOFTWARE
                                    SPECTRUM

                               ANNUAL REPORT 1997


                                   [PICTURE]

                               TABLE OF CONTENTS


     Financial Highlights .............................................  1
     Letter to Our Shareholders .......................................  2
     Operations Review ................................................  4
     Questions and Answers ............................................ 14
     Selected Consolidated Financial Data ............................. 17
     Management's Discussion and Analysis
       of Financial Condition and Results of Operations ............... 18
     Audited Financial Statements ..................................... 22
     Report of Independent Certified Public Accountants ............... 31
     Quarterly Financial Data and Market Information .................. 32
     Corporate Directory ............................... inside back cover



[SOFTWARE SPECTRUM LOGO]

CORPORATE PROFILE

Software Spectrum is a leading worldwide supplier of personal computer software and technology services to organizations. Focused on delivering technology to the workplace, Software Spectrum is committed to providing superior customer service while maintaining a cost-efficient operating structure. The Company provides customers with a wide variety of business software products, volume software licensing and assistance in the design, implementation, deployment, and ongoing support of their personal computing strategies. The Company has sales locations, operations centers and technology services offices in North America, Europe, and Asia/Pacific. Visit Software Spectrum's Web site at www.softwarespectrum.com.

FINANCIAL HIGHLIGHTS

(In thousands, except per share amounts)


                                                       YEARS ENDED
                              YEAR ENDED                MARCH 31,
                              APRIL 30,   --------------------------------------
                                 1997       1996      1995      1994      1993
                              ----------  --------  --------  --------  --------
STATEMENT OF OPERATIONS DATA

Net sales                      $796,285   $398,501  $352,141  $283,063  $219,471

Net income (loss)                  (845)     7,366     8,788     7,004     6,282

Earnings (loss) per share          (.20)      1.73      2.08      1.66      1.70



                                                         AS OF
                                AS OF                   MARCH 31,
                              APRIL 30,   --------------------------------------
                                 1997       1996      1995      1994      1993
                              ----------  --------  --------  --------  --------
BALANCE SHEET DATA

Working capital                $ 31,673   $ 59,052  $ 58,407  $ 50,619  $ 46,712

Total assets                    270,441    150,180   124,698    94,255    69,387

Shareholders' equity             73,939     73,363    65,834    57,041    49,801


NET SALES
(In millions)

[GRAPH]

In fiscal 1997, the Company changed its fiscal year-end from March 31 to April
30.

DEAR SHAREHOLDERS:

-------------------------------------------------------------------------------

FISCAL 1997 WAS A MOST IMPORTANT AND CHALLENGING TIME IN OUR COMPANY'S HISTORY, AS WE INTEGRATED TWO STRATEGIC ACQUISITIONS INTO OUR COMPANY--

one which doubled our size in North America and the other which completed our global operations strategy by establishing a presence for us in Asia/Pacific. At the same time, we continued to aggressively expand our Technology Services Group and our European business. Fiscal 1997 was a success from a long-term, strategic perspective, but disappointing from a financial results perspective.

For the year ended April 30, 1997, we almost doubled our sales to $796 million, compared to $399 million in fiscal 1996, reflecting the impact of the Company's acquisitions that took place in April and May 1996. At the same time, identifiable transition costs related primarily to our acquisition of the corporate, government and education (CGE) division of Egghead, Inc. and operating losses in Asia/Pacific resulted in a loss per share of $.20 for 1997.

In fiscal 1997, we realized exceptional sales increases in each aspect of our business, including sales of software to large organizations, as well as mid-sized and small customers. Because of the CGE acquisition, our large account division saw the greatest gain in software sales. And, despite both the difficulty we encountered in integrating our acquisitions and the effect of declining gross margins on product sales, our product business continued to be profitable throughout the year and provided support for our strategic investments in our Technology Services Group and our international expansion.

Revenue growth from our Technology Services Group exceeded 135% in fiscal 1997, as the number of our consulting offices increased from ten to twenty-four during the year. In the fourth quarter of fiscal 1997, the Technology Services Group generated a contribution to overhead, reflecting the positive impact from our maturing consulting offices and growth in the Technology Support Center, which provides fee-based telephone support on behalf of software publishers and corporate customers. Gross margins, as a percent of sales, from our technology services business are much higher than on product sales. And, as more of our existing consulting sites mature over time, our services operating results are anticipated to continue to improve. Our rapid expansion of this division in the past two years allows us to compete aggressively within the technology services market. Our Technology Services Group is an important component of our business and one that will play a significant role in our future.

For fiscal 1997, sales outside the United States totaled $106 million, evidence that today we are truly a global company. Our operating results were negatively impacted by a sizable operating loss in Asia/Pacific reflecting slow sales and excess operating costs in the region. Beginning in November 1996, we accelerated our plans to adjust the business model in Asia/Pacific to more closely mirror the lower cost structure in our North American operations and in the fourth quarter of fiscal 1997, saw improving utilization of our technology services personnel in the region. As a result, our operating loss for Asia/Pacific decreased late in the fiscal year and we are continuing to see improvement as we enter fiscal 1998.

Our focus for the coming year encompasses four key areas. First, it is essential that we grow our global sales. Our growth will mirror the demand by our customers for expertise in complex software volume licensing and distributed computing infrastructures. Second, we must improve our operating results in both Europe and Asia/Pacific and decrease the investments these regions have required. Third, we must continue to develop our consulting practice to ensure our newer Technology Services Group sites continue to move toward profitability as they mature this year.

And, finally, we must focus on our operating structure to realize the efficiencies of our larger organization. In the past, we have had a track record of achieving sales growth while managing a cost-effective operating structure. With our transition year behind us, fiscal 1998 will be a year of returning to these traditions.

And, as we look to the future, electronic commerce capabilities become increasingly important. The proliferation of the Internet and corporate intranets provide the opportunity to expand our role in servicing our customers through Web-based commerce, and in helping customers establish and implement their own electronic commerce strategies through our technology division.

With the talent and commitment of our employees throughout the world, and the continued support and confidence of our shareholders, I continue to be optimistic about our future prospects. Our strategy, and the important steps we have taken, position us well to take advantage of marketplace opportunities.


                                  /s/ JUDY O. SIMS
[PICTURE]                         Judy O. Sims
                                  Chief Executive Officer

IS YOUR TECHNOLOGY AT WORK?

-------------------------------------------------------------------------------

TODAY'S IT DEPARTMENTS REQUIRE INDIVIDUALIZED SERVICE AND TECHNICAL KNOW-HOW.

The advancement of computing technology prompts corresponding demands for new products, additional support from outside service providers, and migration to better technologies without sacrificing access to legacy data.

Software Spectrum continues to meet the evolving technology requirements of Fortune 500 companies, a growing base of multinational organizations, and thousands of mid-sized customers from every industry. The Company also serves the government and educational market segments with custom product selection and services.

When purchasing software, the overall needs of large organizations have not changed. Foremost, they seek guidance in volume purchasing in order to derive the best price, product selection and upgrade opportunities for their particular business. Software Spectrum offers its volume licensing customers expert decision support and management services that help them conquer the complexity of distributed software licensing and maintenance. A licensing consultant, who is recognized by the Software Publishers Association as a Certified Software Manager, analyzes a large customer's software base and buying trends, anticipates customer concerns, proposes cost-effective options, and develops an individualized strategy for licensing software at a good value.

The volume licensing expertise held by Software Spectrum, coupled with the Company's global capabilities, eases customers' administrative burdens by providing easy access to coordinated services for multinational organizations, including current account information, automated reports, and multi-currency pricing.

What has changed? Software Spectrum is able to provide the assistance needed by large organizations even faster. This year, the Company will offer selected large customers with volume purchasing agreements their own, secure catalog on the Company's Web site, which can be linked to the customer's in-house intranet. From around the globe, customers will be able to access a wide array of information on their licensing agreements, pricing and product selections.

With the acquisition of Egghead's CGE division, Software Spectrum was provided with an established customer base in both the education and government markets. The Company's software and services expertise is meeting the information technology needs of learning institutions and educators, as well as government agencies.

Fn order to better serve both the education and government markets, Software Spectrum will provide online catalogs for each of these customer groups. Federal, state and local government agencies have needs similar to corporate customers--they expect fast service and extensive product selection, as well as thorough account reporting and guidance on the smartest way to buy. Software Spectrum meets these demands every day. Government agencies can easily reference, select and purchase personal computer software products from Software Spectrum.

For several years, Software Spectrum has helped organizations reduce their computing costs by providing extensive software management products and services. During fiscal 1997, Software Spectrum expanded its consulting services to help customers identify where and how technology and best practices can be implemented to reduce the cost of managing and supporting enterprise networks.

Providing software products and technology services that empower organizations to put desktop technology to work for them is what Software Spectrum has always done best. The Company helps customers manage their most challenging computing tasks, such as embracing emerging technologies, integrating systems, and reducing complexity to control cost.


[PICTURE]

ELECTRONIC COMMERCE IS RESHAPING THE MARKETPLACE.

-------------------------------------------------------------------------------

THE CHALLENGE IS TO STAY AHEAD OF THE TECHNOLOGY SO CUSTOMERS CAN STAY COMPETITIVE.


Electronic commerce has become critical to the short- and long-term success of most organizations. Whether it's online advertising, extranets linking vendors to corporations, or selling merchandise to customers around the globe, electronic commerce is transforming the global marketplace.

The success and profitability of today's organizations are directly dependent upon distributed computing and Internet/intranet technologies. To realize the greatest benefit from electronic commerce, organizations must choose technologies that extend existing infrastructure and plan their computing strategies to address future challenges. Software Spectrum adds value by providing expert decision support and deployment expertise that helps customers successfully embrace the latest electronic commerce technologies.

For years, Software Spectrum has consistently employed electronic commerce technologies as a means to provide reporting and procurement services for customers and suppliers. However, electronic commerce has changed dramatically since it was first implemented by the Company. Today, Software Spectrum's electronic commerce strategy is to help customers evolve and extend existing infrastructure and applications to optimize their use of the Internet and intranets.

Through early implementation and the development of certified expertise, Software Spectrum has established a leadership position in providing Internet commerce solutions employing Microsoft and IBM/Lotus Internet and intranet technologies. These new products enable easy navigation, superior graphics and better service to online customers.

Convenient purchasing via the Company's state-of-the-art online catalog allows customers at mid-sized and small organizations to access extensive information on products and services, purchase products via the Internet, and ultimately, receive products through electronic software distribution. Software Spectrum's online catalogs offer mid-sized customers overall value, including service options, such as technology training, planning and deployment workshops, and technical support. Expert technology consulting services, sound licensing advice, and global access to account information continue to be the highest priority for Software Spectrum's customers.

Our advanced technology solutions help businesses employ leading technologies to reduce cost, improve communication, and provide a significant new medium for competing in a global marketplace. Software Spectrum's certified consultants help customers build intranet information centers to enhance employee communications. The Company can also extend intranets to create "extranets" --private business-to-business Web links to customers and suppliers.

Software Spectrum's online catalogs provide security authorization, product searches, order placement, online registration for training classes and seminars, and extensive product information. Customer-specific online catalogs include a wealth of information for large organizations that purchase product via volume licensing agreements. These customers can easily access their specific volume licensing information, purchasing reports and more. Software Spectrum is also committed to bringing the advantages of electronic commerce to all customers wherever they do business around the world.

Through these catalog development initiatives, Software Spectrum will continue to lead the industry in developing business-to-business electronic services that adopt emerging technologies, such as the Internet, to serve unique customer requirements. During fiscal 1998, the Company will continue to progress toward achieving its strategic goals of serving the world market, and offering customer-specific and market-specific catalogs that supply electronic purchasing and electronic software distribution (ESD) for multinational organizations.

[PICTURE]

FEW CORPORATIONS HAVE ALL THE IT EXPERTISE REQUIRED TO EMBRACE EMERGING TECHNOLOGIES.

-------------------------------------------------------------------------------

INCREASING COMPLEXITY DRIVES RISING DEMAND FOR TECHNOLOGY SERVICES.

Network operating systems, client/server environments, groupware and messaging, Internet/intranet systems--each aspect of distributed computing has become increasingly complex. This complexity requires greater innovation, flexibility and expertise from technology service providers.

Software Spectrum has grown its Technology Services Group considerably within the last two years. This division of the Company's business is comprised of over 600 consultants and twenty-four consulting offices throughout North America, Europe and Asia/Pacific. Our consultants address the rising demand for expertise in planning, deploying and managing complex distributed computing solutions and supplement our clients' in-house IT resources.

Software Spectrum has created separate, worldwide consulting practices, one focused exclusively on Microsoft(R) solutions, and one focused on IBM(R)/Lotus(R) solutions. The services and solutions are provided by certified consultants who have developed extensive expertise in deploying advanced technologies from the world's largest software publishers.

Because of the demand to grow these practices, Software Spectrum has founded the Institute for Microsoft Technology and the Institute for IBM/Lotus Technology. The Institutes provide advanced training for technical certification, as well as service delivery methodology and advanced consulting skills, providing consultants with the skills to develop and deploy complex enterprise solutions.

Software Spectrum is a recognized industry leader in assisting customers with Microsoft Systems Management Server (SMS) and Microsoft Exchange solutions. This expertise, coupled with the Company's worldwide expansion, has enabled Software Spectrum to provide advanced solutions that deliver global benefits for multinational customers. One example is a customer with headquarters in The Netherlands that requested technology services after purchasing products from Software Spectrum. The customer, a software publisher that develops applications for Windows(TM) platforms, was in the process of reengineering their worldwide network infrastructure and required assistance in migrating to a 32-bit Microsoft-centric environment. Software Spectrum worked with the customer's European headquarters, as well as 15 other offices throughout North America, to implement an international conversion and deployment of Microsoft NT(TM) Server, Exchange(TM) Server, SMS(TM) and Outlook(TM). This migration, which was successfully accomplished in three months, now provides a robust network and communications environment that extends the value of the customer's IT assets and prepares their infrastructure for tomorrow's global information networks.

Software Spectrum helps customers drive down computing cost and boost the value of their IT assets by moving to a managed environment. Reduced cost and enhanced value are the result of the Company's holistic approach addressing people, processes, and technology. Employing a proven methodology, Software Spectrum helps customers strategically assess their computing environment, plan a technology-driven management strategy, and build solutions that provide early return on investment. Software Spectrum empowers customers to implement a strategic management plan that is based on accurate information and delivers measurable, validated results.

Few organizations have all the IT expertise required to maintain and support their computing environments. Timely, cost-effective technical support, such as that offered by Software Spectrum's Technology Support Center, has become an increasingly important component of many organizations' computing solutions. Our Technology Support Center experienced significant growth this year, successfully meeting the rising demand for desktop and systems level support for today's advanced technologies.

The trend of increasing complexity in desktop computing will continue. Organizations must make decisions today that will affect their capabilities for years to come. As they embrace new technologies, customers must also preserve access to vast amounts of information in legacy systems. Software Spectrum's technology experts provide comprehensive services that help organizations derive optimal value from their technology assets.



                                                 [PICTURE]
                                             LINK SIMPSON,
                                                President,
                                 Technology Services Group

GLOBAL COMMERCE MUST SURMOUNT TRADITIONAL BOUNDARIES.

-------------------------------------------------------------------------------

MEETING THE DIVERSE REQUIREMENTS OF CUSTOMERS AROUND THE WORLD.

For years, multinational customers have managed their PC environments at locations around the globe without the advantage of centralized procurement or consolidated reporting.

Now, as a result of the completion of Software Spectrum's global strategy, as well as the worldwide integration of the Company's computing systems, multinational customers have seamless access to products and services throughout Europe and Asia/Pacific, as well as North America. Software Spectrum is the supplier of choice for multinational organizations, providing consolidated, cross-border procurement, licensing, tracking and reporting capabilities. Customers around the world enjoy technical support in their own languages, invoicing in their local currencies, and local access to technology services.

Multinational customers can purchase products via volume licensing agreements and leverage their purchasing power worldwide. Volume purchasing of standard products reduces per-unit software prices, trims training and support costs, and lays the foundation for increased savings through electronic software distribution, automated technical support, and more efficient asset management.

Software Spectrum's Assurance Services for volume licensing customers provide remote sites with the same quality of support and services offered to the organization's headquarters.

Throughout fiscal 1997, Software Spectrum reached a number of milestones in its "follow the sun" strategy. In addition to establishing sites in Australia, New Zealand, Singapore and Hong Kong, the Company entered into a joint venture with Uchida Yoko of Japan, giving Software Spectrum a presence in the Japanese marketplace as Uchida Spectrum.

In fiscal 1997, sales in Europe doubled as compared to the previous year. Software Spectrum's European operations now list their largest accounts as European-based corporations, rather than subsidiaries of U.S. businesses. This shift indicates increased awareness of the Company and an expanding market share in Europe, factors that will play an important role in future growth of our European operations.

Last year's expansion of Software Spectrum's Technology Services Group provides the Company with offices strategically positioned around the globe in North America, United Kingdom, Germany, Australia and New Zealand. These worldwide offices offer multinational customers easy access to Software Spectrum consultants--regardless of the customer's location. They also provide a local services presence for Software Spectrum in each market where a technology services office is located.

The benefits of Software Spectrum's global services can be seen in a solution provided for one of the world's largest advertising agencies. As a global company, the agency had reached the limits of their existing messaging capabilities, encountering frequent difficulties in supporting the diverse communication needs of their international offices. Software Spectrum provided a global communications solution, deployed at the agency's headquarters in London and, simultaneously, on the other side of the Atlantic in New York. Software Spectrum's consultants converted the agency's systems, enabling up-to-the-moment communication throughout international offices and with major clients throughout the world--including scheduling, calendaring and messaging. The benefit Software Spectrum provided through this global services engagement was effective centralized management of the agency's enterprise-wide computing resources.

Software Spectrum's strategic global expansion has earned the Company a position as a leading supplier of personal computer products and services to organizations worldwide. This position delivers superior benefits for present and future customers, as well as the Company's shareholders, suppliers and employees.

LEADERSHIP AND SUPERIOR SERVICE REQUIRE A FAR-SIGHTED STRATEGY.

-------------------------------------------------------------------------------

STRATEGIC EVOLUTION EMPOWERS SOFTWARE SPECTRUM TO SERVE CHANGING CUSTOMER
NEEDS.

Fiscal 1997 has been a most important and challenging year in Software Spectrum's history, as the Company completed and integrated two strategic acquisitions--one that doubled the Company's size in North America, and another which completed its global operations strategy by establishing a presence in Asia/Pacific. At the same time, the Company continued to grow and expand its technology services and European business while completing crucial development and integration of internal computing systems. Software Spectrum has established twenty-four technology consulting offices on four continents, and trained or recruited hundreds of technical professionals to support this expansion. Software Spectrum is now equipped to serve any size organization seeking to acquire software products or technology services in most regions of the world.

A continuing commitment to provide superior customer service fueled this expansion during fiscal 1997. Although these achievements are significant, new challenges and goals also lie ahead.

The Company's current customer base will increase its demand for technology services, particularly in the area of Internet, intranet and extranet technologies. Through the growth of the Technology Services Group, Software Spectrum has positioned itself to meet these demands with certified expertise and strategic relationships with the world's largest, most influential software publishers.

Customers outside North America will continue to increase their computing power in order to prosper in the global economy. Software Spectrum's European and Asia/Pacific offices, and its joint venture in Japan are ready to meet this demand.

One of Software Spectrum's greatest assets is its commitment to anticipate industry trends and prepare for those trends within its business model. Software Spectrum's service strategy is to embrace emerging technologies and anticipate technology-driven change in the services that customers demand. This evolution has been evident in the development of expertise in software volume licensing programs, in the Company's deployment of electronic commerce capabilities long before Internet commerce developed in today's business world, in the strategic global expansion that began in 1993 with entry into the European market, and in the development of technology services to meet growing customer needs for skilled technicians to augment in-house information technology resources.

Fs Software Spectrum pursues its business objectives in sales, customer service, cost management and profitability, strategic evolution will continue to play a vital role in shaping the Company and determining its future direction.

Software Spectrum's industry leadership is the product of stable management, years of successfully servicing the changing needs of customers, and strong long-standing relationships with all the leading software publishers. As technology evolves, Software Spectrum remains committed to providing superior customer service and value through timely delivery of products and quality technical information and services.

QUESTIONS & ANSWERS

-------------------------------------------------------------------------------

AN INTERVIEW WITH JUDY SIMS, CHAIRMAN AND CEO AND KEITH COOGAN, EXECUTIVE VICE PRESIDENT AND COO

THE COMPANY HAD A LOSS IN FISCAL 1997. WHAT CAUSED THIS LOSS, AND LOOKING BACK TODAY, DO YOU CONSIDER THE COMPANY'S ACQUISITIONS TO HAVE BEEN SUCCESSFUL?

     Fiscal 1997 was strategic from a long-term perspective, but disappointing from a financial results perspective. While we doubled the Company's sales as a result of our strategic acquisitions, we had a net loss for the first time in the Company's history. The loss reflected transition costs attributable to our acquisitions and an operating loss in Asia/Pacific. Clearly, we are disappointed with the loss for fiscal 1997. We were optimistic about how quickly we could integrate our acquisitions into our existing business and, instead, this transition proved to be a more difficult task than we anticipated. With the transition year behind us, we are focusing on our operating structure to realize the efficiencies of a larger organization.

     Both of the acquisitions were key components in our strategy for continued market leadership. The acquisition of the Egghead CGE division doubled our market presence in North America, allowing us to capitalize on our areas of greatest expertise--volume software licensing support and technology services. The acquisition of the Essentially Group provided a technology services presence in Asia/Pacific and was critical to our global expansion plan. It completed our global operations center strategy, and enabled us to support the needs of multinational customers around the world and around the clock. Our strategy, and these important steps we have taken, position us well to take advantage of marketplace opportunities.

WHAT ROLE DOES ELECTRONIC COMMERCE PLAY IN SOFTWARE SPECTRUM'S FUTURE?

     For years Software Spectrum has employed electronic commerce technologies as a means to provide reporting and procurement services for customers and suppliers. However, electronic commerce has changed dramatically since it was first implemented by the Company. Today, our electronic catalogs supplement our traditional EDI capabilities to allow our customers to interact with us much more effectively. The proliferation of the Internet and corporate intranets provides the opportunity to expand our role in servicing our customers through Web-based commerce, and in helping customers establish and implement their own electronic commerce strategies through our technology services division.

SOFTWARE SPECTRUM'S SALES DOUBLED IN FISCAL 1997 AS A RESULT OF ITS ACQUISITIONS. WHAT SALES GROWTH DO YOU HOPE TO SEE IN FISCAL 1998?

     We did see exceptional sales increases in fiscal 1997 in each aspect of our business, including sales of software to large organizations, as well as mid-sized and small customers. Because of the CGE acquisition, our large account sales showed the greatest gain in software sales. Growth in revenue from our Technology Services Group exceeded 135% in fiscal 1997 as the number of our consulting offices increased from ten to twenty-four during the year, and as we grew our Technology Support Center.

     Our focus for fiscal 1998 includes growing our global sales now that we have stabilized the customer bases we acquired. We expect to see growth in all components of our business, with the Technology Services Group and international markets being the fastest growing.

WHAT ARE YOUR GOALS FOR FISCAL 1998?

     In addition to growing our global sales, we must improve our operating results in both Europe and Asia/Pacific and decrease the investments these regions have required. We must continue to develop our consulting practice to assure our younger TSG sites continue to move toward profitability as they mature this year. And, finally, we must focus on our operating structure to realize the efficiencies of a larger organization. In the past, we have had a track record of managing both sales growth and a cost-effective operating structure. With our transition year behind us, fiscal 1998 will be a year of returning to these principles.

                                   [PICTURE]

                              CORPORATE DIRECTORY

DIRECTORS

Judy O. Sims
Chairman, Chief Executive Officer and President
Software Spectrum, Inc.

Mellon C. Baird
Chairman, Chief Executive Officer and President
Delfin Systems

Carl S. Ledbetter, Jr.
Chief Executive Officer
Hybrid Networks

Richard G. Sims
Senior Vice President, Software Spectrum, Inc.

Frank Tindle
Retired Founder, Software Spectrum, Inc.



EXECUTIVE OFFICERS

Judy O. Sims
Chairman, Chief Executive Officer and President

Richard G. Sims
Senior Vice President

Keith R. Coogan
Executive Vice President and Chief Operating Officer

Robert D. Graham
Vice President, Strategic Relationships and General Counsel

Roger J. King
Vice President, Sales and Marketing

Robert B. Mercer
Vice President and Chief Information Officer

Deborah A. Nugent
Vice President of Finance and Chief Financial Officer

Lisa M. Stewart
Vice President, Customer Operations


                                   [PICTURE]

     Back Row (L-R): Bob Mercer, Deborah Nugent, Roger King, Robert Graham
      Front Row (L-R): Lisa Stewart, Keith Coogan, Judy Sims, Richard Sims

SELECTED CONSOLIDATED FINANCIAL DATA


STATEMENT OF OPERATIONS DATA                                        Years Ended
(In thousands, except per share amounts)  Year Ended                 March 31,
                                          April 30,     -----------------------------------
                                             1997       1996      1995       1994      1993
                                             ----       ----      ----       ----      ----
Net sales                                  $796,285   $398,501  $352,141   $283,063  $219,471

Gross margin                                 94,330     54,438    48,328     38,142    30,211

Operating income                              1,816     10,163    12,938     10,562     9,594

Net income (loss)                              (845)     7,366     8,788      7,004     6,282

Earnings (loss) per share                      (.20)      1.73      2.08       1.66      1.70

Weighted average shares outstanding           4,314      4,260     4,217      4,216     3,690

                                                                     As Of
                                           As Of                     March 31,
BALANCE SHEET DATA                        April 30,     ------------------------------------
(In thousands)                              1997        1996      1995        1994      1993
                                            ----        ----      ----        ----      ----
Working capital                            $ 31,673   $ 59,052  $ 58,407    $ 50,619  $ 46,712

Total assets                                270,441    150,180   124,698      94,255    69,387

Shareholders' equity                         73,939     73,363    65,834      57,041    49,801



                In fiscal 1997, the Company changed its fiscal
                      year-end from March 31 to April 30.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company's revenues are derived primarily from the sale of PC software products and technology services in North America, Europe and Asia/Pacific. The Company also sells peripheral and hardware products in the Asia/Pacific region.

     The Company sells PC software applications through volume license and maintenance ("VLM") agreements, or right to copy arrangements, and full-packaged PC software products either from its distribution centers or through third party distributors. With the continued increase in sales of software applications through VLMs, the third month of each calendar quarter has come to represent close to 50% of the Company's sales volume in recent quarters. In 1997, the Company changed its fiscal year end from March 31 to April 30 in order to better match the Company's fiscal year and quarter ends with its business cycles.

     In April 1996, the Company acquired substantially all of the assets of Essentially Group Limited and all of the outstanding shares of capital stock of Essentially Group (Australia) Limited, information technology companies in the Asia/Pacific region, at a purchase price of $6.3 million. The acquisition of Essentially Group provided the Company with a business presence in the Asia/Pacific market and completes the Company's global operations strategy which includes maintaining operations centers in North America, Europe and Asia/Pacific to service the major worldwide desktop technology markets and the needs of its customers who do business globally.

     In May 1996, the Company acquired certain operating assets of the corporate, government and education ("CGE") division of Egghead, Inc., a leading supplier of PC software products to organizations in North America at a purchase price of $45 million. With the CGE acquisition, the Company significantly increased its market presence in North America. For fiscal 1997 and 1996, the pro forma combined sales of the Company and the CGE division were $808 million and $762 million, respectively. The change in the Company's year end will provide enhanced comparability between fiscal 1997 and 1998, as the financial impact of the Company's May 1996 acquisition of the CGE division, is now reflected across each quarter of fiscal 1997.

     Throughout this discussion, "fiscal 1997" refers to the fiscal year ended April 30, 1997. "Fiscal 1996" and "fiscal 1995" refer to the fiscal years ended March 31, 1996 and 1995, respectively.



                                           Percentage Of Net Sales
                                              For Years Ended
                                     ---------------------------------------       Year To Year Change
                                     April 30,         March 31,    March 31,   --------------------------
                                       1997              1996         1995      1996 to 1997   1995 to 1996
                                       -----            -----         -----     --------------------------
Net sales                              100.0%           100.0%        100.0%         99.8%         13.2%

Cost of sales                           88.2             86.3          86.3         104.0          13.2
                                       -----            -----         -----
Gross margin                            11.8             13.7          13.7          73.3          12.6

Selling, general and
    administrative expenses             10.6             10.4           9.4         104.4          25.1

Depreciation and amortization            1.0               .7            .6         176.3          23.2
                                       -----            -----         -----
Operating income                          .2              2.6           3.7         (82.1)        (21.4)

Interest income (expense),net            (.3)              .2            .1        (331.6)        107.8
                                       -----            -----         -----
Income (loss) before income taxes        (.1)             2.8           3.8        (106.8)        (16.3)

Income taxes                              --              1.0           1.3         (98.4)        (16.4)
                                       -----            -----         -----
Net income (loss)                        (.1%)            1.8%          2.5%       (111.5%)       (16.2%)
                                       =====            =====         =====

NET SALES

     The Company's sales have increased in each year since the Company's inception in 1983. Increases in sales of software and technology services have resulted from the Company's market share growth and geographic expansion. The increases also reflect overall growth in the software and technology services industries. The significant growth in sales in 1997 reflects the impact of the acquisitions the Company made early in the fiscal year. During fiscal 1997, the Company successfully stabilized the acquired CGE customer base and reversed the trend of declining sales that the CGE division had experienced prior to the acquisition.

     For the years ended April 1997 and March 1996, sales of PC software increased 100% and 12%, respectively. The Company serves as a designated service provider for VLM agreements, which are frequently used by customers seeking to standardize desktop software applications and, consequently, may involve significant quantities of unit sales for each customer at lower per unit prices than full-packaged software products. The increased popularity of VLM agreements has contributed to the increase in unit volume sales, as well as the reduction in average unit prices of desktop software in recent years. Sales of software through VLM agreements represented 59%, 46% and 36% of sales for the years ended April 1997, March 1996, and March 1995, respectively.

     For the years ended April 1997 and March 1996, revenue from technology services provided through the Company's Technology Services Group, increased 138% and 90%, respectively. The Company increased the number of its technology services offices from ten at March 31, 1996, to 24 worldwide locations at April 30, 1997. Because fee-based services revenue has grown from a relatively small base, as compared to the Company's sales of software, fee-based technology services represented approximately 4% of the Company's overall sales while representing approximately 16% of the Company's gross margin for fiscal 1997. During fiscal 1997, the Company saw improvement in the contribution to overhead from its maturing consulting sites and expanding Technology Support Center, which provides fee-based telephone support on behalf of software publishers and corporate customers. The Company expects that as more of the consulting offices mature over time, their contribution to overhead should increase and the Technology Services Group's impact on the Company's consolidated operating results will continue to improve.

     The Company believes that future increases in sales will depend upon the Company's ability to maintain and increase its customer base, to continue to increase its market share, to develop and expand its technology services, and to capitalize on continued growth in desktop technology markets around the world.

INTERNATIONAL OPERATIONS

     For fiscal 1997, sales outside of the United States totaled $106 million as compared to $27 million for the prior year when the Company's international operations were located only in the Canadian and European markets.

     In fiscal 1997, the Company's operating results were negatively impacted by a $4.9 million operating loss in Asia/Pacific reflecting slow sales in the region and expenses associated with the increased staffing of the Company's Technology Services Group in Australia and New Zealand. In the fourth quarter of fiscal 1997, the Company accelerated its plan to adjust the Asia/Pacific business model to more closely mirror the lower cost, more centralized structure in the Company's North American operations and saw improving utilization of its technology services personnel in this region. As a result of these efforts, the operating loss in Asia/Pacific for the April 1997 quarter was $1.1 million, reflecting improvement from the loss of $1.8 million realized in the January 1997 quarter.

     In fiscal 1997, fluctuations in foreign currencies against the U.S. dollar did not have a significant effect on the Company's operating results.

GROSS MARGIN

     Overall gross margin as a percentage of sales was 11.8% in fiscal 1997 and 13.7% in fiscal 1996 and 1995. The decline in overall gross margin as a percentage of sales in 1997, as compared to the prior year, reflects the decline in gross margin on the sale of PC software, discussed below, and the change in the Company's sales mix as a result of the CGE acquisition. Substantially all revenue from former CGE customers was derived from PC software sales, which have lower gross margins than do the Company's technology services offerings.

     In fiscal 1997, gross margins on PC software sales declined to 10.4%, as compared to 11.9% and 12.3% in fiscal 1996 and 1995, respectively. The decline in product gross margin in fiscal 1997 reflected a lower level of financial incentives available from suppliers and a higher percentage of VLM product sales as compared to fiscal 1996. The Company generally realizes lower gross margins on sales of software through VLM agreements, as compared to sales of full-packaged software products. In addition, in connection with the acquisition of the CGE division, the Company entered into an agreement (the "Fulfillment Agreement") with Egghead whereby

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Continued)

GROSS MARGIN (Continued)

Egghead continued to purchase product and supply it on behalf of the Company pending the implementation of the Company's information systems to support the requirements of the former CGE customers. Under the Fulfillment Agreement, which expired in September 1996, the Company incurred higher software costs than it incurred servicing its customers under its own supplier contracts and through its own systems and facilities.

     The stability in overall gross margin in fiscal 1996, as compared to fiscal 1995, resulted from the growth in revenue from fee-based services. The contribution from these services in fiscal 1996 represented approximately 17% of overall gross margin, an increase from approximately 13% of gross margin for fiscal 1995.

     For the years ended April 1997 and March 1996, sales of software through VLM agreements significantly increased to approximately 59% and 46%, respectively, of net sales, compared to 36% of net sales in fiscal 1995. The Company believes that gross margin percents on sales of software may continue to decline if the volume of software product sales by the Company through VLM agreements continue to increase or if publishers respond to continued market pressures by further reducing financial incentives available to resellers. The Company believes that this potential decrease in product gross margins may be partially offset by anticipated increases in revenue from its technology services which traditionally have had much higher gross margins than sales of product and by lower operating costs of servicing VLM agreements.


SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses include the costs of the Company's sales and marketing organization and purchasing, distribution and administrative costs. The Company incurs a significant amount of marketing and advertising costs based upon available advertising and cooperative marketing funds received from software publishers. These funds are offset against related selling, general and administrative expenses.

     For fiscal 1997 and 1996, selling, general and administrative expenses, as a percentage of net sales, were 10.6% and 10.4%, respectively, as compared to 9.4% for fiscal 1995. The increase in selling, general and administrative expenses as a percentage of sales in fiscal 1997 reflects certain transition costs, including temporary staffing, excess travel and telephone expenses and costs associated with systems implementation, totaling approximately $3.7 million, primarily in connection with the Company's CGE acquisition. Without these identifiable transition costs, selling, general and administrative expenses as a percentage of sales would have been 10.2% for fiscal 1997. The Company does not expect to incur any additional significant residual transition costs from the CGE acquisition.

     The increase in selling, general and administrative expenses, as a percentage of sales, in fiscal 1996 compared to fiscal 1995, was primarily due to the expansion of the Company's Technology Services Group and development of the Company's European operations.

     The Company's operating results in fiscal 1997 were negatively impacted by the costs associated with integrating its recent business acquisitions into the Company's overall operating structure. In the future, the Company believes it may realize operating efficiencies in its product business as a result of its larger size and increased market presence.

DEPRECIATION AND AMORTIZATION

     The increase in depreciation and amortization for fiscal 1997 as compared to fiscal 1996 reflects depreciation on fiscal 1997 fixed asset additions and amortization of goodwill recorded in connection with the Company's business acquisitions. Most of the purchase price for these acquisitions represents goodwill which the Company is amortizing over a 20-year period.

INCOME TAX EXPENSE

     The Company's effective tax rates for fiscal 1997, 1996 and 1995 were 45%, 35%, and 35%, respectively. The increase in the effective tax rate in fiscal 1997 reflects the ratio of nondeductible expenses, including goodwill amortization in Asia/Pacific, to the Company's pre-tax loss. In addition, the Company incurred state and local taxes within the United States and provincial taxes in Canada, regions in which the Company was profitable.

LIQUIDITY AND CAPITAL RESOURCES

     At April 30, 1997, the Company had approximately $7.4 million in cash and cash equivalents, $30 million outstanding under its term loan and $7.4 million outstanding under its $60 million revolving credit line. The term loan and credit line are secured by accounts receivable and inventory and a pledge of the stock of the Company's domestic and foreign subsidiaries. The principal amount of the term loan is due in quarterly installments beginning in June 1997 through March 2001, increasing from $1.5 million to $2.25 million. The revolving credit line expires in May 1999.

     The increase in trade accounts receivable from March 31, 1996 to April 30, 1997, reflects the increase in net sales for fiscal 1997. At April 30, 1997 and March 31, 1996, accounts receivable represented approximately 75 and 63 days of historical sales, respectively. The increase in the number of days sales is primarily due to the increase in the percentage of receivables represented by sales made through VLM agreements, which, in general, require detailed reconciliation and reporting processes and, as a result, have lengthened both the billing and collection cycles.

     The Company generally carries inventory adequate to meet product sales levels for a period of approximately one month. The increase in inventory as of April 30, 1997 compared to March 31, 1996, results from the increased sales volume. The increase in trade accounts payable from March 31, 1996 to April 30, 1997, reflects the increased levels of accounts receivable and inventories.

     For fiscal 1997, the Company used $13.1 million of cash in its operations primarily due to the increase in accounts receivable. In fiscal 1996 and 1995, $16.7 million and $15.5 million of cash, respectively, were provided by operations. The Company realized cash from operations in fiscal 1996 and 1995, as a result of reduced inventory levels and management of vendor payments related to VLM agreements. Because sales of software through VLM agreements represent sales of licensed products not held in inventory, the Company has not increased its inventory balances in proportion to its sales growth. In addition, prior to fiscal 1997, certain software suppliers' VLM programs allowed for periodic payments; therefore, cash flow from operations in fiscal 1996 and 1995 improved as sales of software through VLM agreements increased.

     The increase in furniture, equipment and leasehold improvements at April 30, 1997 reflects approximately $2 million of capital assets included in the recent business acquisitions and approximately $11.6 million of capital expenditures related to the Company's installation of computer and telephone systems to support its recent acquisitions, the ongoing upgrade of its existing computer and telephone systems, expansion of its Technology Services Group offices, and relocation and consolidation of its United States distribution facilities in Louisville, Kentucky. The Company's capital expenditures for fiscal 1998 are expected to total approximately $7.5 million, including expenditures to further upgrade and expand the Company's computer and telephone systems in its operations centers, expand its office facilities in Dublin, Ireland, and to continue to grow its Technology Services Group division.

     The Company expects that its cash requirements for fiscal 1998 will be satisfied from cash flow from operations and borrowings under its credit facility.


FACTORS THAT MAY AFFECT FUTURE RESULTS

     This Management's Discussion and Analysis of Financial Condition, as well as the accompanying Company's Annual Report, includes certain forward-looking statements of the Company including future market trends, estimates regarding the economy and the software industry in general and key performance indicators which impact the Company. In developing any forward-looking statements, the Company makes a number of assumptions including expectations for continued market growth, anticipated revenue and gross margin levels, and cost savings and efficiencies. The Company's ability to continue to grow product sales and develop its technology consulting practice, improve its operating results in international markets, and improve operational efficiencies will be key to its success in the future. Further, the ability of the Company to develop electronic strategies, in order to effectively lower the cost of business, will be a key factor in the future growth and profitability of the Company. If the industry's or the Company's performance differs materially from these assumptions or estimates, Software Spectrum's actual results could vary significantly from the estimated performance reflected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. The Company's Form 10-K for the April 30, 1997 fiscal year contains certain cautionary statements that identify factors that could cause the Company's actual results to differ materially from those in the forward looking statements in this report.

INFLATION

     The Company believes that inflation has not had a material impact on its operations or liquidity to date.

SOFTWARE SPECTRUM, INC.
CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)



ASSETS                                                              April 30,  March 31,
                                                                       1997       1996
                                                                     --------   --------
Current assets

      Cash and cash equivalents                                      $  7,440   $ 28,123

      Short-term investments                                               --      8,407

      Trade accounts receivable, net of allowance for doubtful
            accounts ($2,421 in 1997 and $1,201 in 1996)              161,469     73,875

      Inventories                                                      18,285     12,937

      Prepaid expenses                                                  6,596     10,092

      Other current assets                                              3,015      2,435
                                                                     --------   --------
            Total current assets                                      196,805    135,869

Furniture, equipment and leasehold improvements, at cost               30,627     17,033

      Less accumulated depreciation and amortization                   11,440      7,866
                                                                     --------   --------
                                                                       19,187      9,167
Other assets, consisting primarily of goodwill, net of accumulated
      amortization ($2,858 in 1997 and $156 in 1996)                   54,449      5,144
                                                                     --------   --------
                                                                     $270,441   $150,180
                                                                     ========   ========
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities

      Current maturities of long-term debt                           $  6,000   $     --

      Trade accounts payable                                          145,260     61,231

      Other current liabilities                                        13,872     15,586
                                                                     --------   --------
            Total current liabilities                                 165,132     76,817

Long-term debt, less current maturities                                31,370         --

Shareholders' equity

      Preferred stock, par value $.01; authorized, 1,000,000
            shares; issued and outstanding, none                           --         --

      Common stock, par value $.01; authorized, 20,000,000
            shares; issued  4,363,523 shares in 1997
            and 4,241,384 shares in 1996                                   44         42

      Additional paid-in capital                                       39,040     36,394

      Retained earnings                                                35,401     37,465
                                                                     --------   --------
                                                                       74,485     73,901
      Less treasury stock at cost--34,311 shares in 1997
            and 34,026 shares in 1996                                     546        538
                                                                     --------   --------
            Total shareholders' equity                                 73,939     73,363
                                                                     --------   --------
                                                                     $270,441   $150,180
                                                                     ========   ========



                See notes to consolidated financial statements.

SOFTWARE SPECTRUM, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)



                                               Year Ended    Month Ended    Year Ended    Year Ended
                                                April 30,     April 30,      March 31,     March 31,
                                                  1997          1996            1996          1995
                                               ----------    -----------    ----------    ----------
Net sales                                       $796,285       $28,380        $398,501      $352,141

Cost of sales                                    701,955        24,260         344,063       303,813
                                                --------       -------        --------      --------
      Gross margin                                94,330         4,120          54,438        48,328

Selling, general and administrative expenses      84,734         4,667          41,459        33,105

Depreciation and amortization expense              7,780           297           2,816         2,285
                                                --------       -------        --------      --------
      Operating income (loss)                      1,816         (844)          10,163        12,938

Interest income (expense)

      Interest income                                358           122           1,175           587

      Interest expense                            (2,956)          (42)            (53)          (47)
                                                --------       -------        --------      --------
                                                  (2,598)           80           1,122           540

      Income (loss) before income taxes             (782)         (764)         11,285        13,478

Income tax expense (benefit)                          63          (269)          3,919         4,690
                                                --------       -------        --------      --------
      Net income (loss)                         $   (845)       $ (495)       $  7,366      $  8,788
                                                ========       =======        ========      ========
Earnings (loss) per share                       $   (.20)      $  (.12)       $   1.73      $   2.08
                                                ========       =======        ========      ========
Weighted average shares outstanding                4,314         4,263           4,260         4,217
                                                ========       =======        ========      ========




                See notes to consolidated financial statements.

SOFTWARE SPECTRUM, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands, except number of shares)



                                       Common Stock   Additional             Treasury Stock
                                     ----------------  Paid-In   Retained    ---------------
                                      Shares   Amount  Capital   Earnings    Shares   Amount      Total
                                     --------- ------  -------   --------    ------   -------    --------
Balances at April 1, 1994            4,155,895   $42   $35,540   $ 21,459         --    $  --    $ 57,041

Stock issued pursuant to employee
  benefit plans, including related
  tax benefit of $171                   53,655    --       439         --         --       --         439

Purchase of treasury stock                  --    --        --         --    (32,238)    (502)       (502)

Net income                                  --    --        --      8,788         --       --       8,788

Foreign currency
  translation adjustment                    --    --        --         68         --       --          68
                                     ---------   ---   -------   --------    -------    -----    --------
Balances at March 31, 1995           4,209,550    42    35,979     30,315    (32,238)    (502)     65,834

Stock issued pursuant to employee
  benefit plans, including related
  tax benefit of $165                   31,834    --       415         --         --       --         415

Purchase of treasury stock                  --    --        --         --     (1,788)     (36)        (36)

Net income                                  --    --        --      7,366         --       --       7,366

Foreign currency
  translation adjustment                    --    --        --       (216)        --       --        (216)
                                     ---------   ---   -------   --------    -------    -----    --------
Balances at March 31, 1996           4,241,384    42    36,394     37,465    (34,026)    (538)     73,363

Stock issued pursuant to employee
  benefit plans                            776    --        14         --         --       --          14

Stock issued in connection with
  acquisition of Essentially Group      55,363     1     1,136         --         --       --       1,137

Net loss                                    --    --        --       (495)        --       --        (495)
                                     ---------   ---   -------   --------    -------    -----    --------
Balances at April 30, 1996           4,297,523    43    37,544     36,970    (34,026)    (538)     74,019

Stock issued pursuant to employee
  benefit plans, including related
  tax benefit of $103                   66,000     1     1,496         --         --       --       1,497

Purchase of treasury stock                  --    --        --         --       (285)      (8)         (8)

Net loss                                    --    --        --       (845)        --       --        (845)

Foreign currency
  translation adjustment                    --    --        --       (724)        --       --        (724)
                                     ---------   ---   -------   --------    -------    -----    --------
Balances at April 30, 1997           4,363,523   $44   $39,040   $ 35,401    (34,311)   $(546)   $ 73,939
                                     =========   ===   =======   ========    =======    =====    ========



                See notes to consolidated financial statements.

SOFTWARE SPECTRUM, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)



                                                                 Year Ended   Month Ended Year Ended  Year Ended
                                                                  April 30,    April 30,   March 31,   March 31,
                                                                    1997         1996        1996        1995
                                                                 ----------   ----------- ----------  ----------
Operating activities

  Net income (loss)                                               $    (845)   $   (495)   $  7,366    $  8,788

  Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities

        Provision for bad debts                                       2,001          46         633         238

        Depreciation and amortization                                 7,780         297       2,816       2,285

        Changes in operating assets and liabilities

           Trade accounts receivable                                (90,065)      8,313      (4,427)    (21,382)

           Inventories                                               (1,324)     (3,354)        755       5,314

           Prepaid expenses and other assets                          5,450      (1,532)     (5,897)     (1,393)

           Trade accounts payable and other current liabilities      63,897       1,988      15,448      21,656
                                                                  ---------    --------    --------    --------
  Net cash provided by (used in) operating activities               (13,106)      5,263      16,694      15,506
                                                                  ---------    --------    --------    --------
Investing activities

  Sales (purchases) of short-term investments, net                    7,370       1,037       6,321      (9,696)

  Purchase of furniture, equipment and leasehold improvements       (12,726)       (502)     (4,166)     (3,515)

  Purchase of subsidiaries, net of cash acquired                    (41,188)     (4,803)     (2,377)         --
                                                                  ---------    --------    --------    --------
  Net cash used in investing activities                             (46,544)     (4,268)       (222)    (13,211)
                                                                  ---------    --------    --------    --------
Financing activities

  Borrowings on long-term debt                                      257,985          --          --          --

  Repayments of long-term debt                                     (220,615)         --          --          --

  Proceeds from stock issuance, including tax
     benefit related to stock options exercised                       1,497          14         415         439

  Purchase of treasury stock                                             (8)         --         (36)       (502)
                                                                  ---------    --------    --------    --------
  Net cash provided by (used in) financing activities                38,859          14         379         (63)
                                                                  ---------    --------    --------    --------

Effect of exchange rate changes on cash                                (725)       (176)       (271)         68
                                                                  ---------    --------    --------    --------
Increase (decrease) in cash and cash equivalents                    (21,516)        833      16,580       2,300

Cash and cash equivalents at beginning of period                     28,956      28,123      11,543       9,243
                                                                  ---------    --------    --------    --------
Cash and cash equivalents at end of period                        $   7,440    $ 28,956    $ 28,123    $ 11,543
                                                                  =========    ========    ========    ========
Supplemental disclosure of cash paid during the period

  Income taxes                                                    $   2,020    $     11    $  3,776    $  4,308

  Interest                                                            2,459           6          35          32



                See notes to consolidated financial statements.

SOFTWARE SPECTRUM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- NATURE OF OPERATIONS AND SUMMARY
OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

     Software Spectrum, Inc. (the Company) is a leading worldwide supplier of personal computer software and technology services to organizations. In fiscal 1997, the Company's revenues were derived primarily from the sale of PC software and technology services in North America, Europe and Asia/Pacific.


PRINCIPLES OF CONSOLIDATION

     The accompanying financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company accounts and transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform to the current period presentation.


ESTIMATES

     In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.


CASH AND CASH EQUIVALENTS

     The Company considers all investments with maturities of three months or less when purchased to be cash equivalents.


SHORT-TERM INVESTMENTS

     Short-term investments consist of debt securities issued by municipalities and U.S. government agencies. These investments are classified as available for sale and are recorded at fair value, which approximates amortized cost.


TRADE ACCOUNTS RECEIVABLE

     Trade accounts receivable are generally due from a diverse group of companies and, accordingly, do not include any specific concentrations of credit risk.


FINANCIAL INSTRUMENTS

     The fair value of the Company's financial instruments, consisting of cash and cash equivalents, investments, accounts receivable, accounts payable and long-term debt, approximates their carrying values.


INVENTORIES

     Inventories, which consist primarily of purchased personal computer software programs, are stated at cost, not in excess of market value. Cost is determined by the moving weighted average method.


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


REVENUE RECOGNITION

     The Company recognizes revenue from software sales at the time of product shipment, or in accordance with terms of licensing contracts. Maintenance and service revenue are recognized ratably over the contractual period or as the services are provided. Advance billings are recorded as deferred revenue.


EARNINGS (LOSS) PER SHARE

     Earnings (loss) per share are based on the weighted average number of shares outstanding during the year, and, if dilutive, are increased by incremental shares included from outstanding stock options as determined under the treasury stock method.

     Statement of Financial Accounting Standards No. 128, EARNINGS PER SHARE, is effective for financial statements issued after December 15, 1997. The adoption of this new standard is not expected to have a material impact on the disclosure of earnings per share in the financial statements.

NOTE A -- NATURE OF OPERATIONS AND SUMMARY
OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)
STOCK-BASED COMPENSATION

     Statement of Financial Accounting Standards No. 123 (SFAS 123), ACCOUNTING FOR STOCK-BASED COMPENSATION, encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 (APB 25), ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related interpretations.


FISCAL YEAR

     In 1997, the Company changed its fiscal year end from March 31 to April
30. Accordingly, the Company's current fiscal year commenced on May 1, 1996, and ended on April 30, 1997. The financial statements for the period from April 1, 1996, to April 30, 1996, are also presented herein. The amounts reflected for the one month period ended April 30, 1996, should not be considered indicative of results that would have been obtained for a full fiscal quarter or year.


NOTE B -- FINANCING ARRANGEMENTS WITH BANK

     The Company has a $30 million term bank loan due in quarterly installments beginning June 30, 1997, through March 31, 2001, ranging from $1.5 million to $2.25 million. The note bears interest at a variable rate, 7.16% at April 30, 1997. The interest rate is subject to quarterly adjustment, based on certain financial ratios of the Company.

     The financing arrangement also includes a $60 million revolving credit facility which expires in May 1999. At April 30, 1997, $7.4 million was outstanding under the facility, which bears interest at prime or LIBOR plus a variable rate, 7.28% at April 30, 1997. The facility provides for an annual commitment fee equal to .20% of the unused line of credit.

     Future minimum principal payments on long-term debt at April 30, 1997, are as follows (in thousands):


Years ending April 30:
      1998                    $ 6,000
      1999                      6,750
      2000                     15,620
      2001                      9,000
                              -------
                              $37,370
                              =======


     Until certain financial ratios are maintained for specified periods, borrowings under the financing arrangements are secured by liens on accounts receivable, inventory, the pledge of all of the Company's shares in Spectrum Integrated Services, Inc., a wholly-owned subsidiary, and the pledge of 66.67% of the Company's shares in its foreign wholly-owned subsidiaries.


NOTE C -- OTHER CURRENT LIABILITIES

     Other current liabilities include deferred revenue of $4.9 million and $9.5 million at April 30, 1997, and March 31, 1996, respectively.


NOTE D -- EMPLOYEE BENEFIT PLANS

     In July 1989, the Company adopted the 1989 Stock Option Plan in which non-incentive stock options were granted. In August 1993, the shareholders approved the adoption of the 1993 Long Term Incentive Plan and the Company then ceased granting new options under the 1989 Stock Option Plan. Under the terms of the 1993 Long Term Incentive Plan, awards may be presented in the form of incentive or non-qualified stock options, restricted shares of common stock, or units valued on the basis of Company performance. Stock options are granted at the quoted market price of the Company's stock at the date of grant, become exercisable over periods of up to five years and expire on various dates from 1997 through 2003. At April 30, 1997, 168,000 shares of common stock were reserved for future grant under the 1993 Long Term Incentive Plan.

     The Company has adopted the disclosure provisions of SFAS 123 for employee stock options and continues to apply APB 25 for stock options granted under the plans. If the Company had elected to recognize compensation expense based upon the fair value at the grant date for options granted under the plans in fiscal 1997 and 1996, consistent with the methodology prescribed by SFAS 123, the effect on net income (loss) and earnings (loss) per share would have been as follows (in thousands, except per share amounts):


                                           Year       Month      Year
                                           Ended      Ended      Ended
                                         April 30,  April 30,  March 31,
                                           1997       1996       1996
                                         ---------  ---------  ---------
Net income (loss) - as reported            $ (845)     $(495)     $7,366
Net income (loss) - pro forma              (1,127)      (505)      7,276
Earnings (loss) per share - as reported      (.20)      (.12)       1.73
Earnings (loss) per share - pro forma        (.26)      (.12)       1.71


     These pro forma amounts may not be representative of future disclosures because they do not take into effect pro forma compensation expense related to grants made before fiscal 1996. The fair value of these options was estimated at the date of grant using the

SOFTWARE SPECTRUM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)


NOTE D -- EMPLOYEE BENEFIT PLANS (Continued)

     Black-Scholes option pricing model with the following weighted-average assumptions: expected volatility of 42%; risk-free interest rates ranging from 5.5% to 6.4%; no dividend yield; and expected lives of four years. The weighted average fair value per share of options granted during fiscal 1997 was $9.55.

     Information with respect to options outstanding under the plans is as follows:



                                   Number of      Weighted
                                    Shares        Average
                                  Underlying      Exercise
                                   Options         Price
                                  ----------      --------
Outstanding at April 1, 1994       296,699      $   18.67
Granted                            105,250          12.48
Exercised                          (46,099)          3.88
Canceled/forfeited                 (31,675)         19.43
                                   -------
Outstanding at March 31,1995       324,175          18.69
Granted                            121,250          17.62
Exercised                          (25,445)          5.50
Canceled/forfeited                 (19,790)         18.72
                                   -------
Outstanding at March 31, 1996      400,190          19.20
Granted                             10,000          19.75
                                   -------
Outstanding at April 30, 1996      410,190          19.21
Granted                            159,550          23.56
Exercised                          (54,850)         21.25
Canceled/forfeited                 (31,350)         20.47
                                   -------
Outstanding at April 30, 1997      483,540          20.34
                                   =======

Exercisable at April 30, 1997      146,560          20.02

Exercisable at March 31, 1996      124,620          22.12


    Options outstanding at April 30, 1997:

   Range of        Number of   Weighted Average  Weighted Average
Exercise Prices     Shares      Remaining Life    Exercise Price
---------------    ---------   ----------------  ----------------
$ 4.00 to  5.00         900          .7 years       $ 4.67
 10.00 to 15.00      79,390         3.2              12.10
 15.01 to 20.00     117,150         4.0              17.32
 20.01 to 25.00     231,900         4.0              23.46
 25.01 to 30.00      54,200         2.5              25.86
                    -------
                    483,540
                    =======

Options exercisable at April 30, 1997:

    Range of       Number of      Weighted Average
Exercise Prices      Shares        Exercise Price
---------------    ---------      ----------------
$ 4.00 to  5.00        900            $ 4.67
 10.00 to 15.00     28,600             12.29
 15.01 to 20.00     24,060             17.25
 20.01 to 25.00     59,400             23.59
 25.01 to 30.00     33,600             25.81
                   -------
                   146,560
                   =======


     In July 1992, the Company approved an Employee Stock Purchase Plan, which allows eligible employees to purchase shares of common stock through payroll deductions. The shares can be purchased at an amount equal to 85% of the fair market value of the common stock on the exercise date. The plan provides for a series of monthly offerings, with an exercise date of the 15th of each month. Each employee may purchase up to $15,000 of fair market value of common stock per calendar year, limited to 10% of a participant's compensation. At April 30, 1997, a total of 127,000 shares of common stock were reserved for issuance under the plan. For the years ended April 30, 1997, March 31, 1996, and March 31, 1995, and the month ended April 30, 1996, 10,656, 6,260, 7,556 and 702 shares, respectively, were issued under the plan.

     The Company's employee profit sharing plan covers all employees who are 19 years of age or older and have one or more years of service with the Company. The plan includes an employee savings plan component, which allows participants to make voluntary pre-tax contributions in accordance with the provisions of
Section 401(k) of the Internal Revenue Code. Employer contributions to the plan are at the discretion of the Board of Directors and are reduced by forfeited contributions. The Company's contributions to the employee profit sharing plan for the years ended March 31, 1996 and 1995, prior to reductions for forfeitures, were $372,000, and $447,000, respectively. No contributions were made for the year ended April 30, 1997, or the month ended April 30, 1996.

NOTE E -- LEASES


     The Company leases various office and distribution facilities as well as certain office equipment under leases classified as operating leases. Future minimum rental payments under all long-term, noncancelable operating leases at April 30, 1997, are as follows (in thousands):


Years ending April 30:
         1998                     $3,422
         1999                      3,174
         2000                      2,388
         2001                      1,850
         2002                      1,183
      Thereafter                   1,112
                                 -------
                                 $13,129
                                 =======


     Rent expense for operating leases for the years ended April 30, 1997, March 31, 1996, and March 31, 1995, totaled $3.3 million, $1.3 million and $1.3 million, respectively, and $165,000 for the one month ended April 30, 1996.

NOTE F -- INCOME TAXES


     The Company's provision (benefit) for income taxes is comprised of the following (in thousands):

Year Ended            Federal         Foreign         State           Total
                      -------         -------        -------         -------
  April 30, 1997
  Current              $1,234          $  78           $153           $1,465
  Deferred               (523)          (879)            --           (1,402)
                       ------          -----           ----           ------
                       $  711          $(801)          $153           $   63
                       ======          =====           ====           ======
Month Ended
  April 30, 1996
  Current              $ (191)         $ (65)          $ (4)          $ (260)
  Deferred                 19            (28)            --               (9)
                       ------          -----           ----           ------
                       $ (172)         $ (93)          $ (4)          $ (269)
                       ======          =====           ====           ======
Year Ended
  March 31, 1996
  Current              $3,109          $  --           $375           $3,484
  Deferred                435             --             --              435
                       ------          -----           ----           ------
                       $3,544          $  --           $375           $3,919
                       ======          =====           ====           ======
Year Ended
  March 31, 1995
  Current              $4,049          $  --           $335           $4,384
  Deferred                306             --             --              306
                       ------          -----           ----           ------
                       $4,355          $  --           $335           $4,690
                       ======          =====           ====           ======

A reconciliation of income tax expense (benefit) using the statutory federal income tax rate of 34% to the actual income tax expense (benefit) follows (in thousands):

                               Year Ended  Month Ended  Year Ended    Year Ended
                                April 30,   April 30,    March 31,     March 31,
                                  1997        1996         1996         1995
                               ----------  -----------  ----------    ----------
Income tax at statutory rate     $(266)      $(260)       $3,837       $4,583
State and local income
  taxes, net of federal
  benefit                          101          (4)          259          337
Tax-exempt interest                (17)         (5)         (282)        (189)
Amortization of goodwill           137           9             8            8
Other                              108          (9)           97          (49)
                                 -----       -----        ------       ------
Income tax expense (benefit)     $  63       $(269)       $3,919       $4,690
                                 =====       =====        ======       ======

Deferred tax assets and liabilities as of April 30, 1997, and March 31, 1996, consist of the following (in thousands):

                                               April 30,   March 31,
                                                 1997        1996
                                               ---------   ---------
Accounts receivable                            $   352      $ 177
Inventories                                        432        122
Depreciation and amortization                     (563)      (371)
Accrued expenses                                   338        168
Deferred revenue                                   137         53
Foreign net operating loss
 carryforward                                      752         --
Other                                             (113)      (225)
                                               -------      -----
                                               $ 1,335      $ (76)
                                               =======      =====


     At April 30, 1997, certain of the Company's foreign subsidiaries had net operating loss carryforwards of approximately $2.1 million. Utilization of these carryforwards is limited to income of the respective subsidiaries.


NOTE  G - BUSINESS ACQUISITIONS

     On October 13, 1995, Software Spectrum Canada, Ltd., a wholly-owned subsidiary, acquired all of the outstanding shares of capital stock of Software Alternatives, Inc., a privately-held supplier of personal computer software to Canadian organizations, for approximately $2.5 million in cash. The acquisition has been accounted for as a purchase transaction. The estimated fair values of the assets acquired and liabilities assumed were $5.2 million and $2.7 million, respectively. Goodwill was $2.6 million and is amortized on the straight-line method over 20 years.

SOFTWARE SPECTRUM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)


NOTE G -- BUSINESS ACQUISITIONS  (Continued)

     On April 2, 1996, the Company acquired substantially all of the assets of the New Zealand business operations of Essentially Group Limited and all of the outstanding shares of capital stock of Essentially Group (Australia) Limited, privately held information technology companies in New Zealand and Australia. The purchase price was $6.3 million including cash of $5.1 million and the issuance of 55,363 shares of the Company's common stock. The acquisition has been accounted for using the purchase method of accounting. The estimated fair values of the assets acquired, liabilities assumed and stock issued in connection with the purchase were $17.4 million, $11.1 million and $1.2 million, respectively. Goodwill was $7.4 million and is amortized on the straight-line method over 20 years.

     On May 13, 1996, the Company acquired certain operating assets of the corporate, government, and educational (CGE) division of Egghead, Inc., a leading supplier of personal computer software to organizations in North America, for approximately $45 million in cash. The acquisition has been accounted for using the purchase method of accounting. The estimated fair values of the assets acquired and liabilities assumed were $51 million and $6 million, respectively. Goodwill was $45 million and is amortized on the straight-line method over 20 years.

     The operating results of the acquired businesses have been included in the consolidated statements of operations from the dates of acquisition. Identifiable transition costs totaling $3.7 million are included in selling, general and administrative expenses for the year ended April 30, 1997. These costs relate primarily to temporary staffing costs, excess travel and telephone expenses, and costs associated with systems implementation for the CGE division acquisition.

     Pro forma operating results, giving effect to the Software Alternatives, Inc. and the Essentially Group acquisitions as though they had occurred at the beginning of fiscal 1996, are not presented because they are not materially different than the Company's actual results. The following unaudited pro forma information presents summary consolidated results of operations of the Company and CGE division as if this acquisition had occurred at the beginning of each period presented (in thousands, except per share amounts).


                           Year Ended  Month Ended  Year  Ended
                            April 30,   April 30,    March 31,
                              1997        1996         1996
                            ---------  -----------  ------------
Net sales                   $807,697      $56,277      $761,839

Net income (loss)               (957)        (719)        7,070

Earnings (loss) per share       (.22)        (.17)         1.66


     These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisition been made as of these dates or of results which may occur in the future.


NOTE  H -- FOREIGN OPERATIONS

     The Company operates in one business segment. Prior to April 1996, the Company's foreign operations were not material. Accordingly, information for foreign operations for the years ended March 31, 1996 and 1995, has not been presented. Information for foreign operations for the year ended April 30, 1997, and the one month ended April 30, 1996, follows (in thousands):


                                      Operating
Year Ended                  Net         Income
  April 30, 1997           Sales        (Loss)
                          --------    ---------
  Domestic                $690,641     $7,742
  Foreign                  105,644     (5,926)
                          --------     ------
                          $796,285     $1,816
                          ========     ======

Month Ended
  April 30, 1996

  Domestic                 $22,910     $ (256)
  Foreign                    5,470       (588)
                          --------     ------
                           $28,380     $ (844)
                          ========     ======

                        Identifiable
As Of April 30, 1997       Assets
                        ------------
  Domestic                $228,855
  Foreign                   41,586
                          --------
                          $270,441
                          ========

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Shareholders and Board of Directors

Software Spectrum, Inc.


We have audited the accompanying consolidated balance sheets of Software Spectrum, Inc. and subsidiaries as of April 30, 1997 and March 31, 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for the year ended April 30, 1997, the month ended April 30, 1996, and the years ended March 31, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Software Spectrum, Inc. and subsidiaries as of April 30, 1997 and March 31, 1996, and the consolidated results of their operations and their consolidated cash flows for the year ended April 30, 1997, the month ended April 30, 1996, and the years ended March 31, 1996 and 1995, in conformity with generally accepted accounting principles.



/s/ GRANT THORNTON LLP
----------------------
Grant Thornton LLP

Dallas, Texas
July 7, 1997

QUARTERLY FINANCIAL DATA AND
MARKET INFORMATION (Unaudited)

     The following table summarizes the unaudited quarterly financial data for the years ended April 30, 1997, and March 31, 1996 and the quarterly range of high and low quotations for the Company's common stock as reported by the NASDAQ National Market System (in thousands, except per share amounts):


                                                                         Common Stock
                                                   Net     Earnings     Price Per Share
                          Net       Gross        Income     (Loss)      ----------------
Period                   Sales      Margin       (Loss)    Per Share     High       Low
------                 --------    -------       ------    ---------    ------     -----
Fiscal 1997
Quarter ended:
    July 31            $186,847    $21,755       $    9     $    --    $ 25.00   $21.50
    October 31          188,097     22,823         (839)       (.20)     30.50    23.00
    January 31          220,523     24,782         (119)       (.03)     33.50    22.50
    April 30            200,818     24,970          104         .02      24.25    13.00

Fiscal 1996
Quarter ended:
    June 30              91,397     12,432        1,615         .38      21.00    14.88
    September 30         89,748     12,545        1,788         .42      26.50    20.25
    December 31         117,751     15,591        2,773         .65      25.25    18.00
    March 31             99,605     13,870        1,190         .28      23.50    17.00

================================================================================

     The Company's common stock is traded over the counter and is listed on the Nasdaq National Market System under the symbol SSPE.

     On July 18, 1997, there were 150 holders of record of the Company's common stock. The Company has never paid cash dividends on its common stock. The Board of Directors presently intends to retain all earnings for use in the Company's business and does not anticipate paying cash dividends in the near term.



CORPORATE COUNSEL
Locke Purnell Rain Harrell P.C.
Dallas, Texas

AUDITORS
Grant Thornton LLP
Dallas, Texas

REGISTRAR/TRANSFER AGENT
ChaseMellon Shareholder Services, LLC
Ridgefield Park, NJ
800-635-9270

COMMON STOCK
Software Spectrum's common stock is traded over the counter on the Nasdaq National Market System under the symbol SSPE.

ANNUAL REPORT ON FORM 10-K
Shareholders may obtain a copy, free of charge, of Software Spectrum, Inc.'s 1997 Annual Report on Form 10-K (excluding exhibits) upon request to Investor Relations, Software Spectrum, Inc. at Corporate Headquarters.

ANNUAL MEETING
The Annual Meeting of the Shareholders of Software Spectrum, Inc. will be held at the Company's corporate headquarters, at 10:00 a.m. on September 18, 1997. All shareholders are cordially invited to attend.

INVESTOR RELATIONS
Investor Relations Department
972-840-6600

Software Spectrum Technology Services Group is a wholly-owned subsidiary of Software Spectrum, Inc.

All marks and registered trademarks are property of their respective organizations.

Printed in the U.S.A.

CORPORATE HEADQUARTERS
2140 Merritt Drive
Garland, Texas 75041
972-840-6600

EMEA HEADQUARTERS
Kneuterdijk #2
2514 EN The Hague
The Netherlands
31-70-346-2936

EUROPEAN OPERATIONS CENTRE
Merrion House
Merrion Road
Dublin 4, Ireland
353-1-260-1788

ASIA/PACIFIC OPERATIONS CENTER
2-6 Orion Road
Lane Cove
NSW 2066
Australia
61-2-9418-3811

JAPANESE JOINT VENTURE
Uchida Spectrum
Across Shinkawa Building
Annex 8F, Shinkawa 1-16-14
CH UO-KU
Tokyo 104
Japan
81-3-5543-6800

[SOFTWARE SPECTRUM LOGO]